

Hillshire

BRANDS

2013 ANNUAL REPORT

$40MM

COST SAVINGS ACHIEVED IN FISCAL 2013

The Hillshire Brands Company is a leader in focused food solutions for the retail and foodservice markets. The company generated approximately $4 billion in annual sales in fiscal 2013. The company's more than 9,000 employees work together every day toward a common purpose – fulfilling the hunger for a life well fed.

BRAND BUILDING We're investing heavily in our brands, with better category management and more robust positioning. We're supporting our brands with world-class advertising and marketing programs that speak directly to our consumers' lives.

INNOVATION We are building a culture of innovation, leveraging our broad food expertise to design premium flavor experiences. We're improving our product quality. Upgrading our packaging with new, consumer-driven designs. And developing new line extensions to keep our brands fresh.

COST REDUCTION As we invest in brand building and innovation, we remain focused on reducing costs to boost profitability. For us, cost-cutting means improved efficiencies. Doing more with less. And the cultural shift toward embracing a productivity mindset.

GROWTH We're strengthening our core brands with increased marketing support. We're extending our brands into adjacent spaces and introducing innovative new products. Finally, we're also open to acquiring on-trend businesses that align with our strategic vision and create shareholder value.


Jimmy Dean

Ball Park

Hillshire Farm

STATE FAIR

aidells

Gallo
SALAME

Sara Lee

Chef Pierre



THE HILLSHIRE BRANDS COMPANY HAD A GREAT FIRST YEAR.

BUILT LEAN AND DRIVEN BY INNOVATION, WE HAVE THE RIGHT ATTITUDE, THE RIGHT PEOPLE AND THE RIGHT ASSETS IN PLACE TO ACHIEVE SUSTAINABLE, LONG-TERM RESULTS. GOING FORWARD, HILLSHIRE BRANDS IS POISED FOR SUCCESS - BUT WILL NEVER BE SATISFIED.

WE ARE HUNGRY FOR MORE.

- SEAN CONNOLLY, PRESIDENT AND CHIEF EXECUTIVE OFFICER


Since 1934
Hillshire
Farm

LETTER TO STOCKHOLDERS

Our first year as The Hillshire Brands Company was fast-paced and productive. Armed with market-leading brands, a talented team and renewed energy, Hillshire Brands advanced our objective of unleashing the full potential of the enterprise. Our approach has been, and continues to be, anchored in brand-building, innovation and cost efficiency. I feel good about our progress and ability to create value for our shareholders. I am also mindful that one year does not make a great company, and that we have much more to do. Last year our team got a taste of success and going into fiscal 2014, we are hungry for more.

SOLID FISCAL 2013 PERFORMANCE

We took on an enormous amount of change in our initial year and we've made real progress on our business, our team and our culture. Our results were solid, as our strong businesses became stronger and our soft spots have begun to move in the right direction. Our adjusted net sales of $3,920 million were up 0.4 percent versus fiscal 2012. We saw a substantial increase in profitability, with adjusted operating income up 12.5 percent versus the prior year, and adjusted diluted earnings per share of $1.72, an 18.6 percent increase over fiscal 2012. Our increased profitability was driven by significant commodity deflation and one-time SG&A favorability – mostly in the first half of the year. When those unexpected tailwinds are accounted for, the year came in squarely in line with our original expectations.

Importantly, our brand-building and innovation investments unmistakably strengthened our core brands – *Jimmy Dean, Ball Park, Hillshire Farm, Aidells, State Fair,* and *Gallo*. We were able to jumpstart our innovation program, as we now have a rebuilt pipeline and a much more disciplined process. Just as important, the team demonstrated a keen recognition that they needed to deliver their cost savings targets. Not only were they able to deliver, they also identified new efficiency opportunities.

DRIVING GROWTH BEHIND BRAND-BUILDING AND INNOVATION

In the marketplace, our overall consumption trends improved meaningfully in fiscal 2013. *Jimmy Dean, Ball Park, Gallo* and *Aidells* were standout performers. *Hillshire Farm* and *State Fair* need additional attention, and we plan to focus on improving the performance of these brands in fiscal 2014.

A major driver of our improving trends has been our increase in marketing spending (MAP) to support innovation and brand strength. Historically, we have under-invested in MAP, at a rate of about







3.5 percent of revenues. Our goal is to get that number to five percent by fiscal 2015. In fiscal 2013, we stepped up our investment to 4.4 percent. This increase was highly focused against a small number of brands – most notably *Jimmy Dean*. I'm very pleased to report that we are seeing attractive returns, with each of these investments delivering very good growth.

We accomplished a lot on the innovation front in fiscal 2013. First, we put a dedicated team in place to overhaul the innovation process and rebuild the pipeline. We set clear expectations that by fiscal 2015 we would be generating between 13 and 15 percent of our annual revenue from products that were launched in the previous three years. We have already made great progress, climbing to 11 percent in fiscal 2013 from our historic average of nine percent. One example is *Jimmy Dean* Delights, which shows how we are strengthening one of our core brands. We launched several new Delights items in fiscal 2013 and saw sales growth of more than 30 percent. Another instance is our *Ball Park* Flame Grilled burgers, which is an example of how we are extending our power brands into adjacent categories. We took the *Ball Park* brand into the frozen category, backed it with great MAP support and saw sales grow meaningfully. The majority of our innovation investment in fiscal 2013 was targeted to a few core brands. Moving ahead we plan to expand these efforts to materially impact all of our core brands.

RIGOROUS COST MANAGEMENT

To help fuel our growth, we have embraced a rigorous approach to cost management. We remain on track to deliver $145 million in cost efficiencies, spread over the first three to four years of our existence. Importantly, we achieved our goal of $40 million in cost savings in fiscal 2013 and have plans in place to execute against the remainder. Of course, there is more to this work than just the monetary savings. We are also building core capabilities that will enable us to do more with less, which bodes well for sustainable growth and profitability.

AN ALIGNED CULTURE

Beyond cost savings and efficiencies, we've worked this past year to align employees around our sense of purpose, which is to "fulfill the hunger for a life well fed." This involves providing employees with a rewarding work experience that allows them to grow and perform at their best. It also includes our work in the communities in which we have a presence. This is an area where we can help those in need, and is a responsibility that we take very seriously.

DISCIPLINED, BALANCED CAPITAL ALLOCATION

We are committed to allocating our significant financial resources and free cash flow toward a balanced mix of growth investments and returns to shareholders. In August, reflecting the progress we made in fiscal 2013, we announced our intention to increase our dividend 40% in fiscal 2014 and repurchase $200 million of our stock by fiscal 2015. Additionally, we affirmed our intent to pursue mergers and acquisitions as a path to value creation. In all the investments we make, we follow a disciplined approach designed to deliver positive financial returns.

In closing, I'd like to take a moment and thank our thousands of employees throughout the United States. While we have had a successful first year, I know we are all hungry for more. We share the same passion for winning and "refuse to lose" attitude that will drive this company forward in the future. I'd also like to thank you for your investment in The Hillshire Brands Company. We truly appreciate your support of our business and future direction, and we look forward to sharing our progress with you in the years to come.

Sean Connolly
President and Chief Executive Officer

In millions except per share data	*2013*	*2012*	*% Change*
Continuing operations			
ADJUSTED NET SALES			
Retail	$2,894	$2,884	0.3 %
Foodservice/Other	1,026	1,025	0.1
Intersegment	–	(6)	
Total adjusted net sales[1]	$3,920	$3,903	0.4 %
ADJUSTED OPERATING INCOME (LOSS)			
Retail	$ 329	$ 313	5.5 %
Foodservice/Other	75	79	(5.0)
Operating segment income	404	392	3.4 %
General corporate expenses	(36)	(64)	
Mark-to-market derivatives gains/(losses)	(1)	(1)	
Amortization of trademarks and intangibles	(4)	(4)	
Total adjusted operating income[1]	$ 363	$ 323	12.5 %
Adjusted diluted earnings per share	$ 1.72	$ 1.45	18.6 %

1 *Adjusted amounts are non-GAAP financial measures. See detailed explanation of non-GAAP measures in the Financial Review.*

In millions

ADJUSTED OPERATING INCOME


323
363
2012
2013

In dollars

ADJUSTED DILUTED EARNINGS PER SHARE


1.45
1.72
2012
2013

FINANCIAL SUMMARY

Dollars in millions except per share data	*June 29, 2013*	*June 30, 2012*	*July 2, 2011*	*July 3, 2010* [1]	*June 27, 2009*
RESULTS OF OPERATIONS					
Continuing operations					
Net sales	$3,920	$3,958	$3,884	$3,842	$4,023
Operating income	297	76	227	175	95
Income (loss) before income taxes	256	(35)	85	59	(37)
Income (loss)	184	(20)	58	124	(31)
Income (loss) attributable to Hillshire Brands	184	(20)	58	124	(31)
Effective tax rate	28.1%	(44.2)%	31.8%	(111.7)%	(16.5)%
Income (loss) per share of common stock [2]					
Basic	$ 1.50	$ (0.16)	$ 0.47	$ 0.90	$ (0.22)
Diluted	1.49	(0.16)	0.46	0.90	(0.22)
FINANCIAL POSITION					
Total assets	$2,434	$2,450	$9,482	$8,778	$9,376
Total debt	951	944	2,109	2,247	2,247
Per common share [2]					
Dividends declared	$ 0.50	$ 1.15	$ 2.30	$ 2.20	$ 2.20
Book value at year-end	3.93	1.95	16.12	11.00	14.42
Market value at year-end	33.08	28.99	96.60	69.95	47.90
Shares used in the determination of net income per share [2]					
Basic (in millions)	123	119	124	138	140
Diluted (in millions)	123	119	125	138	140
OTHER INFORMATION - CONTINUING OPERATIONS ONLY					
Depreciation	146	162	116	133	127
Media advertising expense	113	86	81	91	58
Total media advertising and promotion expense	174	136	121	143	106
Capital expenditures	139	173	138	175	136
Common stockholders of record [3]	48,000	52,000	60,000	64,000	67,000
Number of employees	9,100	9,500	10,000	10,000	11,000

1 *53-week year.*
2 *Reflects the impact of a 1-for-5 reverse stock split in June 2012.*
3 *As of the latest practicable date.*

This Financial Review discusses the company's results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this annual report. The company's fiscal year ends on the Saturday closest to June 30. Fiscal years 2013, 2012 and 2011 were 52-week years. Unless otherwise stated, references to years relate to fiscal years.

The following is an outline of the analysis included herein:

- Business Overview
- Summary of Results/Outlook
- Review of Consolidated Results
- Operating Results by Business Segment
- Financial Condition
- Liquidity
- Risk Management
- Non-GAAP Financial Measures
- Critical Accounting Estimates
- Issued But Not Yet Effective Accounting Standards
- Forward-Looking Information

BUSINESS OVERVIEW

OUR BUSINESS

Hillshire Brands is a manufacturer and marketer of high-quality, brand name food products. Sales are principally in the United States, where it is one of the leaders in meat-centric food solutions for the retail and foodservice markets. In the retail channel, the company sells a variety of packaged meat products that include hot dogs, corn dogs, breakfast sandwiches, sausages and lunchmeats as well as a variety of frozen baked products and specialty items including cakes and cheesecakes. These products are sold primarily to supermarkets, warehouse clubs and national chains. The company also sells a variety of meat and bakery products to foodservice customers.

The company's portfolio of brands includes *Jimmy Dean, Ball Park, Hillshire Farm, State Fair, Sara Lee* frozen bakery and *Chef Pierre,* as well as artisanal brands *Aidells* and *Gallo.*

STRATEGY

The company is focused on delivering long-term value creation through strengthening the core of its business through brand building and innovation; leveraging its heritage brand equities to extend into new adjacent categories; fueling growth by driving operating efficiencies; and evaluating opportunities to acquire on-trend brands that align with its strategy for value creation.

SPIN-OFF

On June 28, 2012, Sara Lee Corporation successfully completed the spin-off of its international coffee and tea business ("spin-off") into an independent new public company named D.E. MASTER BLENDERS 1753 N.V. ("DEMB"). Immediately after the spin-off, Sara Lee Corporation changed its name to The Hillshire Brands Company.

SUMMARY OF RESULTS/OUTLOOK

The business highlights for 2013 include the following:

- Net sales for the year were $3.9 billion, a decrease of $38 million, or 1% versus the prior year. Adjusted net sales, which excludes the results of businesses that have been exited or disposed of, increased 0.4%. The favorable impact of volume increases were offset by an unfavorable shift in sales mix and pricing actions in response to lower commodity costs.
- Reported operating income for the year was $297 million, an increase of $221 million, which resulted from a decrease in charges related to significant items. Adjusted operating income was $363 million, an increase of $40 million, or 12.5% over the prior year as a result of lower commodity costs net of pricing actions, lower general corporate expenses, and higher volumes, partially offset by increased investments in media, advertising and promotion ("MAP").
- Operating segment income, which excludes the impact of significant items and business dispositions, was favorably impacted by a year-over-year decrease in commodity costs net of pricing actions and volume increases primarily related to Jimmy Dean products, partially offset by higher investments in MAP and higher bakery manufacturing costs.
- Net income from continuing operations attributable to Hillshire Brands in 2013 was $184 million, or $1.49 per share on a diluted basis, versus a loss of $20 million, or $0.16 per share on a diluted basis in 2012. The year-over-year improvement was due to a $165 million decrease in after tax charges related to significant items, which includes charges for restructuring actions, spin-off related costs and significant reductions in interest expense. On an as adjusted basis, net income from continuing operations attributable to Hillshire Brands in 2013 was $212 million or $1.72 per share on a diluted basis, versus $173 million, or $1.45 per share of income in 2012.
- Cash from operating activities was $253 million in 2013, an increase of $4 million due to a decrease in cash payments for restructuring actions, lower contributions to pension plans, lower cash payments for taxes and improved operating results on an adjusted basis which were offset by the impact of the completion of the disposition of several discontinued operations as well as an increase in cash used to fund working capital related to operating activities.

FISCAL YEAR 2014 OUTLOOK

The company expects Fiscal 2014 results to be impacted by a number of factors including higher raw material costs, continued investments in brand building and innovation, the wrapping of non-recurring favorable SG&A costs, and competitive dynamics. These factors will be partially offset by expected savings from the company's productivity programs.

REVIEW OF CONSOLIDATED RESULTS

The following tables summarize net sales and operating income for 2013 versus 2012, and 2012 versus 2011 and certain items that affected the comparability of these amounts:

2013 VERSUS 2012

In millions	*2013*	*2012*	*Dollar Change*	*Percent Change*
Net sales	$3,920	$3,958	$ (38)	(1.0)%
Less: net sales from				
Dispositions	–	55	(55)	
Adjusted net sales	$3,920	$3,903	$ 17	0.4 %
Operating income	$ 297	$ 76	$ 221	NM
Less: Impact of Significant items on operating income	$ (72)	$ (255)	$(183)	
Dispositions	6	8	(2)	
Adjusted operating income	$ 363	$ 323	$ 40	12.5 %

2012 VERSUS 2011

In millions	*2012*	*2011*	*Dollar Change*	*Percent Change*
Net sales	$3,958	$3,884	$ 74	1.9 %
Less: net sales from				
Dispositions	55	135	(80)	
Adjusted net sales	$3,903	$3,749	$ 154	4.1 %
Operating income	$ 76	$ 227	$(151)	(66.5)%
Less: Impact of Significant items on operating income	$ (255)	$ (91)	$(164)	
Dispositions	8	3	5	
Adjusted operating income	$ 323	$ 315	$ 8	2.5 %

NON-GAAP MEASURES

Management measures and reports Hillshire Brands' financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). In this report, Hillshire Brands highlights certain items that have significantly impacted the company's financial results and uses several non-GAAP financial measures to help investors understand the financial impact of these significant items. The non-GAAP financial measures used by Hillshire Brands in this annual report are adjusted net sales and adjusted operating income which exclude from a financial measure computed in accordance with GAAP the impact of significant items and the impact of businesses that have been exited or disposed of for all periods presented. Another non-GAAP financial measure is Adjusted EPS which excludes from reported diluted EPS from continuing operations the impact of significant items.

Management believes that these non-GAAP financial measures reflect an additional way of viewing aspects of Hillshire Brands' business that, when viewed together with Hillshire Brands' financial results computed in accordance with GAAP, provide a more complete understanding of factors and trends affecting Hillshire Brands' historical financial performance and projected future operating results, greater transparency of underlying profit trends and greater comparability of results across periods. These non-GAAP financial measures are not intended to be a substitute for the comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Management also uses certain of these non-GAAP financial measures, in conjunction with the GAAP financial measures, to understand, manage and evaluate our businesses, in planning for and forecasting financial results for future periods, and as one factor in determining achievement of incentive compensation. Two of the five performance measures under Hillshire Brands' annual incentive plan are net sales and earnings before interest and taxes, which are the reported amounts as adjusted for significant items and possibly other items. Many of the significant items will recur in future periods; however, the amount and frequency of each significant item varies from period to period.

See "Non-GAAP Measures Definitions" in the Financial Review section of this report for additional information regarding these financial measures.

NET SALES

Net sales in 2013 were $3.920 billion, a decrease of $38 million, or 1.0% versus 2012. Net sales were impacted by dispositions after the beginning of 2012, which reduced net sales by $55 million. Adjusted net sales increased $17 million, or 0.4% due to a 1.4% increase in volumes, which were only partially offset by an unfavorable shift in sales mix and pricing actions in response to lower commodity costs. Sales were negatively impacted by a material one-time reduction in inventory levels held by a large retail customer in the fourth quarter of 2013 and issues with the lunchmeat packaging transition.

Net sales in 2012 were $3.958 billion, an increase of $74 million, or 1.9% versus 2011. Net sales were impacted by dispositions after the beginning of 2011, which reduced net sales by $80 million. Adjusted net sales increased $154 million, or 4.1% due to price increases in response to higher commodity costs and the year-over-year impact of an acquisition made in 2011, partially offset by lower volumes.

OPERATING INCOME

Operating income increased by $221 million in 2013. The year-over-year net impact of the change in significant items and business dispositions identified in the preceding table of consolidated results decreased operating income by $181 million. As a result, adjusted operating income increased $40 million, or 12.5% due to a significant decline in general corporate expense, excluding significant items, lower commodity costs net of pricing actions and higher volumes, partially offset by increased investments in MAP spending.

Operating income decreased by $151 million, or 66.5% in 2012 from 2011. The year-over-year net impact of the change in significant items and the business dispositions identified in the preceding table of consolidated results decreased operating income by $159 million. As a result, adjusted operating income increased $8 million, or 2.5% due to a significant decline in general corporate expense, excluding significant items, partially offset by lower adjusted operating results in the Foodservice/Other business segment.

The changes in the individual components of operating income are discussed in more detail below.

GROSS MARGIN

The gross margin, which represents net sales less cost of sales, increased by $61 million in 2013. The increase was driven by the impact of lower commodity costs and the benefits of cost saving initiatives. These were only partially offset by a negative shift in sales mix, higher bakery manufacturing costs and the generally weak economic conditions in the foodservice category.

The gross margin percentage increased from 27.8% in 2012 to 29.6% in 2013 due to gross margin percentage increases in the Retail segment. The gross margin percentage was positively impacted by lower commodity costs partially offset by higher bakery manufacturing costs.

The gross margin decreased by $62 million in 2012 from 2011, driven by the negative impact of higher discounts associated with aged inventories, lower volumes, the negative impact of disruptions associated with the Tarboro N.C. bakery plant upgrade and the generally weak economic conditions in the foodservice category, which were only partially offset by the benefits of cost saving initiatives.

The gross margin percentage decreased from 29.9% in 2011 to 27.8% in 2012 due to gross margin percentage declines for all business segments but primarily at Foodservice/Other. The gross margin percentage was negatively impacted by higher commodity costs, lower volumes and higher discounts associated with aged inventories which were partially offset by pricing actions and continuous improvement savings.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

In millions	*2013*	*2012*	*2011*
SG&A expenses in the business segment results			
Media advertising and promotion	$174	$136	$121
Other	597	594	623
Total business segments	771	730	744
Amortization of identifiable intangibles	4	4	4
General corporate expenses	81	195	136
Mark-to-market derivative (gains)/losses	(1)	1	(1)
Total SG&A	$855	$930	$883

Total SG&A expenses reported in 2013 by the business segments increased by $41 million, or 5.6%, versus 2012 primarily due to higher MAP spending.

Unallocated general corporate expenses decreased by $114 million in 2013 over the prior year due to a $86 million decrease in charges related to restructuring actions, costs incurred in conjunction with the spin-off and other significant items as well as the impact of headcount reductions, lower benefit plan expenses and a reduction in information technology costs.

Total selling, general and administrative (SG&A) expenses in 2012 increased $47 million, or 5.4% from 2011. Measured as a percent of sales, SG&A expenses increased from 22.7% in 2011 to 23.5% in 2012. The results reflect the impact of an increase in charges related to restructuring and spin-off actions and higher MAP expenses partially offset by the benefits of cost saving initiatives and lower general corporate expenses, excluding restructuring and spin-off related charges. SG&A expenses as a percent of sales decreased in each of the business segments.

Total SG&A expenses reported in 2012 by the business segments decreased by $14 million, or 1.8%, versus 2011 primarily due to the benefits of cost saving initiatives partially offset by higher MAP spending and the impact of inflation on wages and employee benefits.

Unallocated general corporate expenses increased by $59 million in 2012 from 2011 due to a $148 million increase in restructuring actions and other significant items partially offset by a reduction in information technology costs, the impact of headcount reductions and lower stranded overhead costs related to sold businesses.

As previously noted, reported SG&A reflects amounts recognized for restructuring actions, spin-off related costs and other significant amounts. These amounts include the following:

In millions	*2013*	*2012*	*2011*
Restructuring/spin-off costs	$ 57	$137	$36
Gain on HBI tax settlement	–	(15)	–
Litigation accrual	–	11	–
Pension settlement	5	1	–
Foreign tax indemnification charge	(10)	(3)	–
Workers' compensation deposit adjustment	(7)	–	–
Other	–	1	–
Total	$ 45	$132	$36

Additional information regarding the restructuring and spin-off related costs can be found in Note 6 – Exit, Disposal and Transformation Activities.

EXIT ACTIVITIES, ASSET AND BUSINESS DISPOSITIONS

Exit activities, asset and business dispositions are as follows:

In millions	*2013*	*2012*	*2011*
Charges for exit activities			
Severance	$ 3	$27	$29
Exit of leases and other contractual obligations	12	54	9
Business disposition gains	(6)	–	–
Total	$ 9	$81	$38

The net charges in 2013 are $72 million lower than 2012 as a result of lower severance and lease and contractual obligation exit costs. The 2012 charges were incurred in conjunction with the spin-off.

The net charges in 2012 are $43 million higher than 2011 as a result of a $45 million increase in lease and contractual obligation exit costs, which were incurred in conjunction with the spin-off.

IMPAIRMENT CHARGES

In 2013, the company recognized a $1 million impairment charge, which related to the writedown of machinery and equipment associated with the Retail segment that was determined to no longer have any future use by the company. In 2012, the company recognized a $14 million impairment charge, which related to the writedown of computer software which was no longer in use. The charge was recognized as part of general corporate expenses. In 2011, the company recognized a $15 million impairment charge, which related to the writedown of manufacturing equipment associated with the North American foodservice bakery reporting unit.

Additional details regarding these impairment charges are discussed in Note 4 – Impairment Charges.

NET INTEREST EXPENSE

Net interest expense of $41 million in 2013 was $31 million lower than the prior year. This was due to a decline in interest expense as a result of the repayment of approximately $2 billion of debt during 2012 primarily using proceeds from the completed business dispositions, as well as the transfer of $650 million of debt to DEMB as part of the spin-off. Net interest expense decreased by $15 million in 2012 from 2011 to $72 million due to a decline in interest expense as a result of the repayment of approximately $970 million of debt in April 2012 using existing cash on hand. Interest income remained unchanged.

DEBT EXTINGUISHMENT COSTS

In 2012, the company completed a cash tender offer for $348 million of its 6.125% Notes due November 2032 and $122 million of its 4.10% Notes due 2020 and it redeemed all of its 3.875% Notes due 2013, with an aggregate principal amount of $500 million, and recognized $39 million of charges associated with the early extinguishment of this debt. In 2011, the company redeemed its $1.1 billion 6.25% Notes due September 15, 2011 and recognized a $55 million charge associated with the early redemption of this debt.

INCOME TAX EXPENSE

The effective tax rate on continuing operations in 2013, 2012 and 2011 was impacted by a number of significant items that are shown in the reconciliation of the company's effective tax rate to the U.S. statutory rate in Note 18 – Income Taxes. Additional information regarding income taxes can be found in "Critical Accounting Estimates" within Management's Discussion and Analysis.

In millions	*2013*	*2012*	*2011*
Continuing operations			
Income (loss) before income taxes	$ 256	$ (35)	$ 85
Income tax expense (benefit)	72	(15)	27
Effective tax rates	28.1%	(44.2)%	31.8%

2013 versus 2012 In 2013, the company recognized a tax expense for continuing operations of $72 million, or an effective tax rate of 28.1%, compared to tax benefit of $15 million, or an effective tax rate of 44.2%, in 2012. The tax rate in 2013 was impacted by contingent tax obligations, deductions associated with domestic production activities, non-taxable indemnification agreements, employee benefit deductions and tax provision adjustments. See the tax rate reconciliation table in Note 18 – Income Taxes for additional information.

2012 versus 2011 In 2012, the company recognized a tax benefit on continuing operations of $15 million, or an effective tax rate of 44.2%, compared to tax expense of $27 million, or an effective tax rate of 31.8%, in 2011. The tax rate in 2012 was impacted by non-taxable indemnification agreements, employee benefit deductions and tax provision adjustments partially offset by non-deductible professional fees. See the tax rate reconciliation table in Note 18 – Income Taxes for additional information.

INCOME (LOSS) FROM CONTINUING OPERATIONS AND DILUTED EARNINGS PER SHARE (EPS) FROM CONTINUING OPERATIONS

Income from continuing operations in 2013 was $184 million, an increase of $204 million over the prior year. The improvement was due to a $165 million decrease in net after tax charges incurred in conjunction with the spin-off, restructuring actions and other significant items. Loss from continuing operations in 2012 was $20 million, a decrease of $78 million over the prior year. The decline was due to net after tax charges incurred in conjunction with the spin-off, restructuring actions and other significant items.

Diluted EPS from continuing operations was $1.49 in 2013, a loss of $0.16 in 2012 and income of $0.46 in 2011. Adjusted diluted EPS was $1.72 in 2013, $1.45 in 2012 and $1.21 in 2011. The diluted EPS from continuing operations in the current year is unfavorably impacted by higher average shares outstanding as a result of the exercise of stock options and the accelerated vesting of RSUs due to the spin-off.

DISCONTINUED OPERATIONS

The results of the company's North American fresh bakery, refrigerated dough and foodservice beverage businesses and the international coffee and tea, household and body care and European and Australian bakery businesses, which have been classified as discontinued operations, are summarized below. See Note 1 – Nature of Operations and Basis of Presentation for additional information.

In millions	*2013*	*2012*	*2011*
Net sales	$ 80	$5,365	$8,223
Income (loss) from discontinued operations before income taxes	$ 7	$ (140)	$ 565
Income tax (expense) benefit on income from discontinued operations	8	603	(82)
Gain on disposition of discontinued operations before income taxes	68	772	1,304
Income tax expense on disposition of discontinued operations	(15)	(367)	(573)
Net income from discontinued operations	$ 68	$ 868	$1,214

Net Sales and Income (Loss) from Discontinued Operations before Income Taxes Net sales for discontinued operations were $80 million in 2013, compared to $5.365 billion in 2012. The year-over-year change was due to the completion of the disposition of most of the businesses that were part of the discontinued operations prior to the end of 2012. The net sales in 2013 all relate to the Australian bakery operations, which were disposed of in February 2013. Income from discontinued operations was $15 million in 2013, a decline of $448 million compared to 2012 as a result of the completion of the disposition of most of the businesses that were part of discontinued operations. The year-over-year change was also impacted by the nonrecurrence of significant impairment charges and tax benefits that were recognized in 2012, as discussed in more detail below. The operating results reported in 2013 relate to the Australian bakery operations, as well as adjustments of prior year tax provision estimates related to the business dispositions completed in 2012.

Net sales for discontinued operations were $5.365 billion in 2012, compared to $8.223 billion in 2011, a 35% decrease. The sales decline was primarily driven by the impact of business dispositions completed after the start of 2011 and resulted in there being less than a full twelve months of sales in each fiscal year. Income before income taxes in 2012 was a loss of $140 million, a decrease of $705 million compared to 2011. The decrease was again driven by the impact of business dispositions including $414 million of impairment charges in 2012 primarily related to the European bakery operations as well as various restructuring and other charges. The change in income from discontinued operations was a decrease of $20 million over the prior year despite the much larger decline in pretax income due to significant tax benefits that increased income from discontinued operations by $685 million in 2012. In 2012, the international coffee and tea business reported a $438 million income tax benefit, which included a $623 million benefit associated with the reversal of a deferred tax liability related to the repatriation of foreign earnings. The remaining significant tax benefits related to tax basis differences and tax settlements and reserve reversals.

Gain on Sale of Discontinued Operations In 2013, the company completed the disposition of the Australian bakery business and recognized a pretax gain of $56 million ($42 million after tax), as well as gains related to a final purchase price adjustment associated with the North American fresh bakery operation, a gain on the sale of manufacturing facilities related to the sale of the North American foodservice beverage operations and adjustments to the prior year tax provision estimates associated with previous business dispositions. In 2012, the company completed the disposition of the fresh bakery, foodservice beverage and refrigerated dough businesses in North America as well as the European bakery businesses in Spain and France. It also completed the disposition of the remainder of the businesses that comprised the household and body care business, primarily the non-European insecticides business and portions of the air care and shoe care businesses. It recognized a pretax gain of $772 million ($405 million after tax) on the disposition of these businesses in 2012. The tax provision on the disposition of the refrigerated dough business was negatively impacted by a book/tax basis difference related to $254 million of goodwill that is not deductible for tax purposes. In 2011, the company completed the disposition of the majority of the businesses that comprised the household and body care business – global body care, European detergents, and Australia/New Zealand bleach businesses as well as a majority of the air care and shoe care businesses and recognized a pretax gain of $1.3 billion ($731 million after tax). Further details regarding these transactions are included in Note 5 – Discontinued Operations.

CONSOLIDATED NET INCOME AND DILUTED EARNINGS PER SHARE (EPS)

The consolidated net income and related diluted earnings per share includes the results of both continuing and discontinued operations – see the Consolidated Statements of Income in this report for additional information. Net income was $252 million in 2013, a decrease of $596 million over the prior year. The decrease in net income was primarily due to a $800 million decline in the results associated with discontinued operations, partially offset by a $204 million increase in results associated with continuing operations noted previously.

Net income was $848 million in 2012, a decrease of $424 million over the prior year. The decrease in net income was primarily due to a $326 million decrease in the gain on sale of discontinued operations. The decrease in net income was also due to a $78 million reduction in income from continuing operations noted previously.

The net income attributable to Hillshire Brands was $252 million in 2013, $845 million in 2012 and $1.263 billion in 2011.

Diluted EPS were $2.04 in 2013, $7.13 in 2012 and $10.11 in 2011. The decrease in EPS is primarily the result of the change in net income from discontinued businesses. Further, the diluted EPS in the current year is impacted by higher average shares outstanding as a result of the exercise of stock options and the accelerated vesting of RSUs due to the spin-off.

OPERATING RESULTS BY BUSINESS SEGMENT

The company's structure is currently organized around two business segments, which are described below:

Retail sells a variety of packaged meat and frozen bakery products to retail customers in North America.

Foodservice/Other sells a variety of meat and bakery products to foodservice customers in North America. Sales are made in the foodservice channel to distributors, restaurants, hospitals and other large institutions. This segment also includes sales results for the commodity pork and turkey businesses as well as the former Senseo coffee business in the United States that was exited in March 2012 and the former live hog business that was exited in September 2011.

The following is a summary of results by business segment:

In millions	*2013*	*2012*	*2011*
Sales			
Retail	$2,894	$2,884	$2,760
Foodservice/Other	1,026	1,025	1,001
	3,920	3,909	3,761
Impact of businesses exited/disposed	–	55	135
Intersegment	–	(6)	(12)
Total	$3,920	$3,958	$3,884

The following tables summarize the components of the percentage change in net sales as compared to the prior year:

	Volume (Excluding Acquisition/Disposition)	Mix	Price	Other	Acquisition	Disposition	Total
2013 versus 2012							
Retail	(0.1)%	0.6 %	(0.2)%	– %	–%	– %	0.3 %
Foodservice/Other	4.5	(3.6)	(0.4)	(0.4)	–	–	0.1
Total business segments	1.4 %	(0.7)%	(0.3)%	– %	–%	(1.4)%	(1.0)%

	Volume (Excluding Acquisition/Disposition)	Mix	Price	Other	Acquisition	Disposition	Total
2012 versus 2011							
Retail	(3.8)%	0.5 %	4.6%	(0.6)%	3.8%	– %	4.5 %
Foodservice/Other	(0.1)	(0.5)	3.2	(0.2)	–	–	2.4
Total business segments	(2.6)%	0.1 %	4.2%	(0.4)%	2.8%	(2.2)%	1.9 %

Operating segment income and income from continuing operations before income taxes for 2013, 2012 and 2011 are as follows:

In millions	2013	2012	2011
Income from continuing operations before income taxes			
Retail	$329	$ 313	$ 314
Foodservice/Other	75	79	102
Total operating segment income	404	392	416
General corporate expenses	(93)	(272)	(159)
Mark-to-market derivative gains/(losses)	(1)	(1)	2
Amortization of intangibles	(4)	(4)	(4)
Significant items – business segments	(15)	(47)	(31)
Impact of businesses exited/disposed	6	8	3
Total operating income	297	76	227
Interest expense, net	(41)	(72)	(87)
Debt extinguishment costs	–	(39)	(55)
Income (loss) from continuing operations before income taxes	$256	$ (35)	$ 85

A discussion of each business segment's sales and operating segment income is presented on the following pages. The change in volumes for each business segment excludes the impact of acquisitions and dispositions.

General corporate expenses, which are not allocated to the individual business segments, were $93 million in 2013, a decrease of $179 million over the prior year due to a $151 million decrease in charges related to restructuring actions, costs incurred in conjunction with the spin-off and other significant items partially offset by the impact of headcount reductions, lower benefit plan expenses and a reduction in information technology costs.

General corporate expenses were $272 million in 2012, an increase of $113 million over the prior year due to an increase in charges related to restructuring actions and costs incurred in conjunction with the spin-off partially offset by a reduction in information technology costs, the impact of headcount reductions and a reduction in stranded overhead costs associated with divested businesses.

The company uses derivative financial instruments to manage its exposure to commodity prices. A commodity derivative not declared a hedge in accordance with the accounting rules is accounted for under mark-to-market accounting with changes in fair value recorded in the Consolidated Statements of Income. The company excludes these unrealized mark-to-market gains and losses from the operating segment results until such time that the exposure being hedged affects the earnings of the business segment. At that time, the cumulative gain or loss previously reported as mark-to-market derivative gains/(losses) for the derivative instrument will be reclassified into the business segment's results.

The unrealized mark-to-market gain/loss incurred on commodity derivative contracts was a loss of $1 million in 2013 as compared to a loss of $1 million in 2012 and a gain of $2 million in 2011. The unrealized mark-to-market gains and losses are primarily related to commodity derivative contracts.

The amortization of intangibles in the table relates to acquired trademarks and customer relationships. It does not include software amortization, a portion of which is recognized in the earnings of the segments and a portion is recognized as part of general corporate expenses.

Beginning in 2013, the reported results for the business segments exclude significant items and the impact of businesses that have been exited or disposed. The company believes that these results are more indicative of the company's core operating results and improve the comparability of the underlying results from period to period. The business segment results reflect the above changes for all periods presented. See the Non-GAAP Financial Measures section in the Financial Review for additional information regarding these exclusions.

RETAIL

In millions	2013	2012	Dollar Change	Percent Change	2012	2011	Dollar Change	Percent Change
Net sales	$2,894	$2,884	$10	0.3%	$2,884	$2,760	$124	4.5 %
Operating segment income	$ 329	$ 313	$16	5.5%	$ 313	$ 314	$ (1)	(0.6)%

2013 versus 2012 Net sales increased by $10 million or 0.3% due to a favorable shift in sales mix partially offset by price decreases in an environment of lower commodity costs and slightly lower volumes. Volumes declined 0.1% as volume increases for Jimmy Dean breakfast sandwiches and sausages, and Aidells specialty sausages were offset by a one-time material change in fourth quarter inventory levels held by a large retail customer, softness in Hillshire Farm lunchmeat and declining volumes for Ball Park hot dogs, sweet goods, and Sara Lee deli meats. Pricing actions decreased sales by 0.2%.

Operating segment income, which excludes the impact of restructuring charges and other significant items, increased $16 million, or 5.5%. The increase was due to lower commodities costs net of pricing actions and a favorable shift in sales mix, which was partially offset by increased manufacturing and SG&A expenses. MAP investments increased driven by higher spending behind certain core brands and new products, notably Jimmy Dean and Ball Park.

2012 versus 2011 Net sales increased by $124 million or 4.5% due to an acquisition made in May 2011, pricing actions and an improved sales mix, which offset the negative impact of lower volumes, discounts to move aged inventory and higher slotting costs. The acquisition increased net sales by 3.8 percentage points, while the pricing actions, which were taken to offset higher commodity costs, increased net sales by 4.6 percentage points. Unit volumes declined 3.8%, excluding the impact of acquisitions, due to lower volumes for frozen bakery products, hot dogs, breakfast sandwiches, deli meats, lunchmeats and smoked sausages which more than offset volume increases for breakfast sausages.

Operating segment income decreased $1 million, or 0.6%. The decrease in operating segment income was the result of the impact of lower volumes, discounts to move aged inventory, higher slotting expenses and higher MAP and distribution costs which were only partially offset by the favorable income impact of an acquisition made in May 2011, lower SG&A costs, positive pricing to commodities, and savings from continuous improvement programs.

FOODSERVICE/OTHER

In millions	2013	2012	Dollar Change	Percent Change	2012	2011	Dollar Change	Percent Change
Net sales	$1,026	$1,025	$ 1	0.1 %	$1,025	$1,001	$ 24	2.4 %
Operating segment income	$ 75	$ 79	$(4)	(5.0)%	$ 79	$ 102	$(23)	(22.4)%

2013 versus 2012 Net sales, which excludes the impact of business dispositions, increased by $1 million, or 0.1%. The favorable impact of higher volumes was mostly offset by an unfavorable shift in sales mix and negative pricing actions in response to lower commodity costs. Volumes increased 4.5% as higher volumes for processed meat and commodity meat products were only partially offset by lower bakery volumes due to the continued weak economic conditions.

Operating segment income, which excludes the impact of restructuring charges, other significant items and business dispositions, decreased by $4 million, or 5.0%. The decrease was primarily driven by an unfavorable shift in sales mix and investments in bakery plant improvements partially offset by increased volumes and lower commodity costs. Increased investments in MAP were offset by lower SG&A costs.

2012 versus 2011 Net sales increased by $24 million, or 2.4%. The impact of price increases in response to higher commodity costs and an increase in sales of commodity products offset lower foodservice bakery volumes. The pricing actions increased sales by 3.2%. Overall, net unit volumes declined 0.1% as lower bakery volumes, due to demand softness caused by the continued weak economic conditions and the impact of production disruptions resulting from manufacturing plant upgrades at the company's Tarboro, NC facility, were only partially offset by higher volumes for meat products.

Operating segment income decreased by $23 million, or 22.4%, as the unfavorable impact of higher commodity costs, net of pricing actions, the impact of lower volumes for non-commodity products, the manufacturing plant disruptions noted above, which reduced operating segment income by approximately $9 million, higher trade spending and discounts for aged inventory were only partially offset by continuous improvement savings and lower SG&A costs.

FINANCIAL CONDITION

The company's cash flow statements include amounts related to discontinued operations through the date of disposal. The discontinued operations had an impact on the cash flows from operating, investing and financing activities in each fiscal year.

CASH FROM OPERATING ACTIVITIES

The cash from operating activities generated by continuing and discontinued operations is summarized in the following table:

	2013	*2012*	*2011*
Cash from operating activities			
Continuing operations	$243	$127	$138
Discontinued operations	10	122	309
Total	$253	$249	$447

2013 versus 2012 The increase in cash from operating activities of $4 million in 2013 was due to a $410 million decrease in cash paid for restructuring actions, a $205 million decrease in pension contributions, a $194 million decrease in cash taxes paid, as well as improved operating results on an adjusted basis. These increases in cash generated from operations were offset by the completion of business dispositions in the prior fiscal year as well as an increase in cash used to fund operating activities.

2012 versus 2011 The decrease in cash from operating activities of $198 million in 2012 was due to the completion of business dispositions prior to the end of 2012 and a $335 million increase in cash paid for restructuring actions as well as an $89 million increase in pension contributions. These uses of cash were partially offset by improved operating results on an adjusted basis, better working capital management and a reduction in cash taxes paid.

CASH FROM (USED IN) INVESTING ACTIVITIES

The cash from (used in) investing activities generated by continuing and discontinued operations is summarized in the following table:

	2013	*2012*	*2011*
Cash from (used in) investing activities			
Continuing operations	$(127)	$(153)	$ (162)
Discontinued operations	86	(368)	2,291
Total	$ (41)	$(521)	$2,129

2013 versus 2012 In 2013, $41 million of cash was used in investing activities compared with $521 million in 2012. The decrease in cash used was primarily due to a $179 million decrease in cash paid for property and equipment, a $183 million decline in cash paid for software and other intangibles and a $124 million increase in net cash proceeds received related to business dispositions.

The company spent $135 million in 2013 for the purchase of property and equipment as compared to $314 in 2012, which included $158 million related to discontinued operations. The year-over-year decline related to continuing operations was due primarily to the higher expenditures in 2012 related to expanded meat production capacity.

Capital expenditures for property and equipment related to continuing operations for 2013 was $134 million. In 2014 the company expects such expenditures to equal approximately 4% of net sales.

The cash paid for the purchase of software and other intangibles declined by $183 million as the prior year included a $153 million payment to acquire the remaining ownership interest in the Senseo coffee trademark, which was subsequently transferred to DEMB as part of the spin-off.

The company received $96 million on the disposition of businesses in 2013, of which approximately $85 million (82 million AUD) was received upon the disposition of its Australian bakery business. In 2012, business dispositions resulted in a net use of cash of $28 million as the $2.033 billion of cash received from various business dispositions was offset by $2.061 billion of cash transferred as part of the spin-off. The $30 million of expenditures for business acquisitions in 2012 related to beverage companies that were subsequently transferred to DEMB as part of the spin-off.

2012 versus 2011 In 2012, $521 million of cash was used in investing activities while in 2011, $2.129 billion of cash was received from investing activities. The decrease in cash generated by investing activities was due to $2.061 billion of cash transferred as part of the spin-off of the international coffee and tea business; a $475 million decline in the cash received from business dispositions, including the deposit received in 2011; and an increase in cash paid for software and other intangibles, which is primarily related to the $153 million (€115 million) paid to acquire the remaining ownership interest in the Senseo coffee trademark. In addition, $31 million of cash was received from derivative transactions in 2012, which related primarily to hedges of foreign currency exposures, as compared to $81 million in 2011.

The company received $2.033 billion on the disposition of businesses in 2012 related primarily to the disposition of its North American fresh bakery, refrigerated dough and foodservice beverage businesses and its international bakery businesses. In 2011, the company received $2.3 billion related to the disposition of the majority of the international household and body care business and also received a $203 million deposit related to the disposition of its insecticides business that closed in the first half of 2012.

The company expended $30 million in 2012 for the acquisition of several coffee companies which were transferred as part of the spin-off of the international coffee and tea business. During 2011, the company expended $119 million of cash for the acquisition of two businesses, Aidells, a retail sausage business and Damasco, a Brazilian coffee company.

The company spent $314 million for the purchase of property and equipment in 2012 as compared to $337 million in 2011. The slightly higher level of spending in 2011 was due to the higher expenditures related to the expansion of meat production capacity in North America.

CASH USED IN FINANCING ACTIVITIES

The net cash used in financing activities is split between continuing and discontinued operations as follows:

	2013	2012	2011
Cash from (used in) financing activities			
Continuing operations	$ 50	$ 184	$ 53
Discontinued operations	(95)	(1,530)	(1,804)
Total	$(45)	$(1,346)	$(1,751)

The cash used in the financing activities of the discontinued operations primarily represents the net transfers of cash with the corporate office as most of the cash of these businesses has been retained as a corporate asset, with the exception of the cash related to the international coffee and tea business, which was transferred as part of the spin-off.

2013 versus 2012 The cash used in financing activities in 2013 decreased by $1.301 billion over the prior year driven primarily by $1.164 billion in net debt repayments in 2012 and a year-over-year decrease in dividends paid of $225 million, partially offset by a decrease in cash received related to common stock issuances. In 2013, the company paid approximately $40 million upon the settlement of two cross currency swaps maturing in June 2013 that were associated with certain foreign denominated debt instruments. In 2012, the company repaid $348 million of its 6.125% Notes due November 2032 and $122 million of its 4.10% Notes due 2020 as part of a tender offer. It also redeemed all of its 3.875% Notes due 2013, which had an aggregate principal amount of $500 million. The company also repaid $841 million of long-term debt and derivatives, which included the payment of $156 million related to derivatives associated with this debt, and $204 million of debt with maturities less than 90 days. The company utilized cash on hand and new borrowings to repay this debt. The company issued $851 million of new borrowings in 2012, which included a note purchase agreement with a group of institutional investors related to the private placement of $650 million aggregate principal amount of indebtedness. On June 28, 2012, the company transferred its obligation under the private placement debt as part of the spin-off.

Additionally, in 2012 the company recognized a $15 million windfall tax benefit related to stock compensation that occurs when compensation cost from non-qualified share-based compensation recognized for tax purposes exceeds compensation cost from equity-based compensation recognized in the financial statements. This tax benefit increased net cash provided by financing activities.

Dividends paid during 2013 were $46 million as compared to $271 million in 2012. The dividends paid in 2013 represent the first three quarterly dividends of Hillshire Brands.

Cash from stock issuances totaled $47 million in 2013 compared to $84 million in 2012, driven primarily by stock award activity.

2012 versus 2011 The cash used in financing activities in 2012 decreased by $405 million over the prior year due to a $1.3 billion reduction in cash paid to repurchase shares of its common stock partially offset by a $959 million increase in the net repayments of debt. The 2012 debt repayment activity is outlined above.

In 2011, the company repurchased 16.0 million shares of common stock for $1.3 billion. In 2010, the company expended $500 million to repurchase 7.3 million shares of its common stock under an accelerated share repurchase program. There were no repurchases of common stock in 2012.

During 2011, the company repaid its $1.1 billion 6.25% Note due in September 2011 and issued $400 million of 2.75% Notes due in September 2015 and $400 million of 4.1% Notes due in September 2020. The remaining portion of the debt repayment was funded through short term borrowings and cash on hand.

Dividends paid during 2012 were $271 million as compared to $285 million in 2011. The reduction in dividends is due in part to the impact of the share repurchases.

LIQUIDITY

CASH AND EQUIVALENTS, SHORT-TERM INVESTMENTS AND CASH FLOW

At the end of 2013, the company's cash and cash equivalents balance was $400 million, which was primarily invested in prime money market funds. A portion of cash is expected to be used over the next two fiscal years to fund the company's share repurchase program. A portion of this cash is also expected to be used to fund cash commitments of approximately $145 – $155 million over the next several years primarily related to consulting and other costs related to the company's efficiency initiatives, as well as the remaining legacy obligations. The majority of these commitments are expected to be paid in 2014. At the end of 2013, the company had recognized a liability for restructuring actions of approximately $38 million. These amounts will be paid when the obligations become due, and the company expects a significant portion of these amounts will be paid in 2014.

DIVIDENDS

The quarterly dividend amounts paid in 2013 were $0.125 per share, or $0.50 on an annualized basis. On August 8, 2013, the company announced it had increased its next quarterly dividend to $0.175 per share, or $0.70 on an annualized basis. The amount of any future dividends will be determined by the company's Board of Directors and is not guaranteed.

BUSINESS DISPOSITIONS IN 2013

In February 2013, the company closed on the sale of its Australian bakery business to McCain Foods for 82 million AUD (approximately $85 million U.S. dollars). Also included in the transaction were the license rights to certain intellectual property used by the Australian bakery business in the Asia-Pacific region.

BUSINESS DISPOSITIONS IN 2012

In September 2011, the company closed on the sale of its North American refrigerated dough business to Ralcorp for $545 million. In November 2011, the company closed on the sale of its North American fresh bakery business to Grupo Bimbo for $709 million, which included the assumption of $34 million of debt. In December 2011, the company closed on the sale of its North American food service beverage operations to J. M. Smucker for $350 million. In August 2011, the company also made the decision to divest its Spanish bakery business to Grupo Bimbo for €115 million and closed on this sale in the second quarter of 2012. The company also divested its French refrigerated dough business for €115 million and closed on this deal in the third quarter of 2012. The company closed on the divestiture of certain of the international household and body care businesses during 2012 and received proceeds of approximately $117 million.

SPIN-OFF/SPECIAL DIVIDEND

In 2012, immediately after the spin-off, DEMB paid a $3.00 per share special dividend, which totaled $1.8 billion, to the company's shareholders who received shares of the spun-off business.

SHARE REPURCHASES

As of June 29, 2013, approximately $1.2 billion were authorized for share repurchase by the board of directors, in addition to a 2.7 million share authorization remaining under a prior share repurchase program, after adjusting for the 1-for-5 reverse stock split in June 2012. In August 2013, the company announced that it is targeting repurchases of approximately $200 million of shares of its common stock over the next two fiscal years under its pre-existing stock repurchase authorizations. The timing of the share buybacks will depend, in part, on our share price, the state of the financial markets and other factors.

DEBT

The total debt outstanding at June 29, 2013 is $951 million, an increase of $7 million over the prior year due to the increase in the value of current zero coupon note debt. The company's long-term debt was virtually 100% fixed-rate debt as of June 29, 2013 and June 30, 2012.

The debt is due to be repaid as follows: $19 million in 2014, $93 million in 2015, $400 million in 2016, nil in 2017, nil in 2018 and $439 million thereafter. The debt obligations are expected to be satisfied with cash on hand, cash from operating activities or with additional borrowings.

From time to time, the company opportunistically may repurchase or retire its outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, the company's liquidity requirements, contractual restrictions and other factors. The amounts involved could be material.

PENSION PLANS

As shown in Note 16 – Defined Benefit Pension Plans, the funded status of the company's defined benefit pension plans is defined as the amount the projected benefit obligation exceeds the plan assets. The funded status of the plans for total continuing operations is an underfunded position of $123 million at the end of fiscal 2013 as compared to an underfunded position of $165 million at the end of fiscal 2012.

The company expects to contribute approximately $5 million of cash to its pension plans in 2014 as compared to approximately $8 million in 2013 and $9 million in 2012. The contribution amounts are for pension plans of continuing operations and pension plans where the company has agreed to retain the pension liability after certain business dispositions were completed. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements. As a result, the actual funding in 2014 may be materially different from the estimate.

The company participates in one multi-employer pension plan (MEPP) that provided retirement benefits to certain employees covered by collective bargaining agreements. Participating employers in a MEPP are jointly responsible for any plan underfunding. MEPP contributions are established by the applicable collective bargaining agreements; however, the MEPPs may impose increased contribution rates and surcharges based on the funded status of the plan and the provisions of the Pension Protection Act of 2006 (PPA). The PPA imposes minimum funding requirements on the plans. Plans that fail to meet certain funding standards as defined by the PPA are categorized as being either in a critical or endangered status. We have received notice that the plan to which we contribute has been designated in critical status. The trustees of critical status multi-employer plans must adopt a rehabilitation or funding improvement plan designed to improve the plan's funding within a prescribed period of time. Rehabilitation and funding improvement plans may include increased employer contributions, reductions in benefits or a combination of the two. Unless otherwise agreed upon, any requirement to increase employer contributions will not take effect until the current collective bargaining agreements expire. However, a five percent surcharge for the initial critical year (increasing to ten percent for the following and subsequent years) is imposed on contributions to plans in critical status and remains in effect until the bargaining parties agree on modifications consistent with the rehabilitation plan adopted by the trustees. In addition, the failure of a plan to meet funding improvement targets provided in its rehabilitation or funding improvement plan could result in the imposition of an excise tax on contributing employers.

Under current law regarding multi-employer pension plans, a withdrawal or partial withdrawal from any plan that was underfunded would render us liable for our proportionate share of that underfunding. This potential unfunded pension liability also applies ratably to other contributing employers. Information regarding underfunding is generally not provided by plan administrators and trustees on a current basis and when provided, is difficult to independently validate. Any public information available relative to multi-employer pension plans may be dated as well. In the event a withdrawal or partial withdrawal was to occur with respect to the MEPP to which the company makes contributions, the impact to our consolidated financial statements could be material. Withdrawal liability triggers could include the company's decision to close a plant or the dissolution of a collective bargaining unit.

The company's regularly scheduled contributions to MEPPs related to continuing operations totaled approximately $1 million in 2013, $2 million in 2012 and $3 million in 2011. For continuing operations, the company incurred withdrawal liabilities of an immaterial amount in 2013 and 2011 and $3 million in 2012.

REPATRIATION OF FOREIGN EARNINGS AND INCOME TAXES

The company intends to permanently reinvest all of its earnings from continuing operations outside of the U.S. and, therefore, has not recognized U.S. tax expense on these earnings. In 2012, the discontinued operations of the international coffee and tea business recognized $15.5 million of expense for repatriating a portion of 2012 and prior year foreign earnings to the U.S. In addition, the company has recognized $25 million of tax expense in 2012 related to the repatriation of the proceeds on the sale of the insecticides business.

In the third quarter of 2010, the company established a deferred tax liability in anticipation of the repatriation of foreign earnings required to satisfy commitments to shareholders. This deferred liability was subsequently updated each quarter as proceeds of non-US divestments and other cash movements were realized. As a consequence of the spin-off of the international coffee and tea business, the repatriation of unremitted earnings was no longer required. As such, in 2012 the company released approximately $623 million of deferred tax liabilities on its balance sheet with a corresponding reduction in the tax expense of the discontinued international coffee and tea business.

CREDIT FACILITIES AND RATINGS

The company has a $750 million credit facility that expires in June 2017. The $750 million credit facility has an annual fee of 0.15% as of June 29, 2013 and pricing under this facility is based on the company's current credit rating. At June 29, 2013, the company did not have any borrowings outstanding under this facility but it did have approximately $57 million of letters of credit outstanding under this credit facility.

The company's debt agreements and credit facility contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the company is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended June 29, 2013, the company's interest coverage ratio was 9.0 to 1.0.

The financial covenants also include a requirement to maintain a leverage ratio of not more than 3.5 to 1.0. The leverage ratio is based on the ratio of consolidated total indebtedness to an adjusted consolidated EBITDA. For the 12 months ended June 29, 2013, the leverage ratio was 2.1 to 1.0.

The company's credit ratings by Standard & Poor's, Moody's Investors Service and FitchRatings, as of June 29, 2013 were as follows:

	Senior Unsecured Obligations	*Short-term Borrowings*	*Outlook*
Standard & Poor's	BBB	A-2	Stable
Moody's	Baa2	P-2	Stable
Fitch	BBB	F-2	Stable

Changes in the company's credit ratings result in changes in the company's borrowing costs. The company's current short-term credit rating allows it to participate in a commercial paper market that has a number of potential investors and a historically high degree of liquidity. A downgrade of the company's short-term credit rating would place the company in a commercial paper market that would contain significantly less market liquidity than it currently operates in with a rating of A-2, P-2 and F-2. This would reduce the amount of commercial paper the company could issue and raise its commercial paper borrowing cost. The facility does not mature or terminate upon a credit rating downgrade. See Note 15 – Financial Instruments for more information. To the extent that the company's operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the company has the ability to use available credit facilities to satisfy operating requirements, if necessary.

OFF-BALANCE SHEET ARRANGEMENTS

The off-balance sheet arrangements that are reasonably likely to have a current or future effect on the company's financial condition are lease transactions for facilities, warehouses, office space, vehicles and machinery and equipment.

LEASES

The company has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $19 million in 2014, $15 million in 2015, $11 million in 2016, $10 million in 2017, $9 million in 2018 and $77 million thereafter. The company is also contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The company continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $9 million in 2014, $8 million in 2015, and $1 million in 2016.

FUTURE CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The company has no material unconditional purchase obligations as defined by the accounting principles associated with the Disclosure of Long-Term Purchase Obligations. The following table aggregates information on the company's contractual obligations and commitments:

		Payments Due by Fiscal Year					
In millions	*Total*	*2014*	*2015*	*2016*	*2017*	*2018*	*Thereafter*
Long-term debt	$ 951	$ 19	$ 93	$400	$ –	$ –	$439
Interest on debt obligations[1]	310	45	33	24	21	21	166
Operating lease obligations	141	19	15	11	10	9	77
Purchase obligations[2]	1,684	622	433	204	175	161	89
Other long-term liabilities[3]	39	8	17	4	2	2	6
Subtotal	3,125	713	591	643	208	193	777
Contingent lease obligations[4]	18	9	8	1	–	–	–
Total[5]	$3,143	$722	$599	$644	$208	$193	$777

1 *Interest obligations on fixed rate debt instruments are calculated for future periods using stated interest rates as per the debt terms. See Note 12 – Debt Instruments for further details on the company's long-term debt.*

2 *Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; and maintenance and other professional services where, as of the end of 2013, the company has agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The company enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the company are not included in the table since at the end of 2013 an obligation did not exist. An example of these includes situations where purchasing decisions for these future periods have not been made at the end of 2013. Ultimately, the company's decisions and cash expenditures to purchase these various items will be based upon the company's sales of products, which are driven by consumer demand. The company's obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.*

3 *Represents the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives. The company has employee benefit obligations consisting of pensions and other postretirement benefits, including medical; pension and postretirement obligations, including any contingent amounts that may be due related to multi-employer pension plans, have been excluded from the table. A discussion of the company's pension and postretirement plans, including funding matters, is included in Notes 16 – Defined Benefit Pension Plans and 17 – Postretirement Healthcare and Life Insurance Plans. The company's obligations for employee health and property and casualty losses are also excluded from the table. Finally, the amount does not include any reserves for income taxes because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes. See Note 18 – Income Taxes regarding income taxes for further details.*

4 *Contingent lease obligations represent leases on property operated by others that only become an obligation of the company in the event that the owners of the businesses are unable to satisfy the lease liability. A significant portion of these amounts relates to leases operated by Coach, Inc. At June 29, 2013, the company has not recognized a contingent lease liability on the Consolidated Balance Sheets.*

5 *Contractual commitments and obligations identified under the accounting rules associated with accounting for contingencies are reflected and disclosed on the Consolidated Balance Sheets and in the related notes. Amounts exclude any tax impact. See Note 18 – Income Taxes regarding income taxes for further details.*

GUARANTEES

The company is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the company under which the company agrees to indemnify a third party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the company to challenge the other party's claims. In addition, the company's obligations under these agreements may be limited in terms of time and/or amount, and in some cases the company may have recourse against third parties for certain payments made by the company. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the company under these agreements have not had a material effect on the company's business, financial condition or results of operations. The company believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the company's business, financial condition or results of operations.

The material guarantees for which the maximum potential amount of future payments can be determined, include the company's contingent liability on leases on property operated by others that is described above, and the company's guarantees of certain third-party debt. These debt guarantees require the company to make payments under specific debt arrangements in the event that the third parties default on their debt obligations. The maximum potential amount of future payments that the company could be required to make in the event that these third parties default on their debt obligations is approximately $16 million. At the present time, the company does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

RISK MANAGEMENT

CHALLENGES AND RISKS

As a consumer products company, we face certain risks and challenges that impact our business and financial performance. The risks and challenges described below have impacted our performance and are likely to impact our future results as well.

The food and consumer products businesses are highly competitive. In many product categories, we compete not only with widely advertised branded products, but also with private label products that are generally sold at lower prices. As a result, from time to time, we may need to reduce the prices for some of our products to respond to competitive pressures. Economic uncertainty may result in increased pressure to reduce the prices for some of our products, limit our ability to increase or maintain prices or lead to a continued shift toward private label products. Any reduction in prices or our inability to increase prices when raw material costs increase could negatively impact profit margins and the overall profitability of our reporting units, which could potentially trigger a goodwill impairment.

Commodity prices directly impact our business because of their effect on the cost of raw materials used to make our products and the cost of inputs to manufacture, package and ship our products. Many of the commodities we use, including pork, beef, poultry, packaging, energy, cheese, fruit, seasoning blends, flour and sugar have experienced price volatility due to factors beyond our control. The company's objective is to offset commodity price increases with pricing actions and to offset any operating cost increases with continuous improvement savings. During 2013, commodity costs, excluding mark-to-market derivative gains/losses, decreased over the prior year. The benefit of lower commodity costs was partially offset by price reductions. The company expects commodity costs to increase in 2014.

In June 2012, the company announced that it expected to deliver $100 million of savings between 2013 and 2015. At that time, initiatives to deliver $65 million of savings had been identified. The company has now identified the remaining $35 million of cost savings, as well as approximately $45 million of additional savings expected through 2016. The cost savings are expected to result from improved revenue management, supply chain and support processes. The company expects to recognize cash charges of approximately $80 million to $100 million between 2013 and 2016. Non-cash charges may also be recognized as the initiatives are implemented. The company recognized approximately $16 million of cash charges in 2013 related to these new cost savings initiatives. When fully implemented, these initiatives are expected to deliver ongoing annual savings of $80 million.

INTEREST RATE AND COMMODITY RISKS

To mitigate the risk from interest rate and commodity price fluctuations, the company may enter into various hedging transactions that have been authorized pursuant to the company's policies and procedures. The company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Interest Rates The company has used interest rate swaps to modify its exposure to interest rate movements, reduce borrowing costs and to lock in interest rates on anticipated debt issuances. Interest rate risk management is accomplished through the use of swaps to modify interest payments under these instruments. As of the end of 2013, the company does not have any interest rate swaps outstanding as it has no significant exposure to changing interest rates on our long-term debt because the interest rate is fixed on 100% of the company's long-term debt. Market risk for fixed-rate long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates, which would result in a maximum potential loss of approximately $16 million. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar maturities.

The company has interest rate risk associated with its pension and post-retirement benefit obligations. Changes in interest rates impact the liabilities associated with these benefit plans as well as the amount of income or expense recognized for these plans. Declines in the value of the plan assets could diminish the funded status of the pension plans and potentially increase the requirements to make cash contributions to these plans. See Note 16 – Defined Benefit Pension Plans and 17 – Postretirement Healthcare and Life Insurance Plans for additional information.

Commodities The company is a purchaser of certain commodities such as beef, pork, chicken, packaging, fruit, seasoning blends, flour, corn, corn syrup, soybean and corn oils, butter, sugar, natural gas and diesel fuel. We also raise turkeys and contract with turkey growers to meet our raw material requirements for whole birds and processed turkey products. Our costs for turkey are affected by the cost and supply of feed grains, including corn and soybean meal. Commodities are subject to price risk due to factors such as fluctuations in the commodity market, the availability of supply, severe weather, consumer or industrial demand and changes in governmental and international trade, alternative energy and agricultural programs. The company attempts to reduce the market risk associated with these by entering into either physical forward contracts or derivative instruments. The company has policies governing the hedging instruments that can be used. In circumstances where commodity derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

For commodity derivative instruments held, the company uses a sensitivity analysis technique to evaluate the effect that a 10% change in the underlying commodity price would have on the market value of the company's commodity derivative instruments. The impact is not significant compared with the earnings and equity of the company.

In millions	*2013*	*2012*
Effect of a 10% change in market price		
Grains & oilseeds	$3	$7
Energy	3	2
Other commodities	2	2

RISK MANAGEMENT ACTIVITIES

The company maintains risk management control systems to monitor the interest rate and commodity risks, and the company's offsetting hedge positions. The risk management control system uses analytical techniques including market value and sensitivity analysis.

Sensitivity Analysis The sensitivity analysis is the measurement of the potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selective hypothetical changes in interest rates, foreign currency exchange rates, commodity prices and other market rates or prices over a selected time.

NON-GAAP FINANCIAL MEASURES

The following is an explanation of the non-GAAP financial measures presented in this annual report. Adjusted net sales excludes from net sales the impact of businesses that have been exited or divested for all periods presented. Adjusted operating income excludes from operating income the impact of significant items recognized during the fiscal period and businesses exited or divested for all periods presented. It also adjusts for the impact of an additional week in those fiscal years that include a 53rd week. Results for businesses acquired are included from the date of acquisition onward. Adjusted EPS excludes from diluted EPS for continuing operations the impact of significant items and the 53rd week.

SIGNIFICANT ITEMS AFFECTING COMPARABILITY

The reported results for 2013, 2012 and 2011 reflect amounts recognized for restructuring actions and other significant amounts that impact comparability.

Significant items are income or charges (and related tax impact) that management believes have had a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized, are not indicative of the company's core operating results and affect the comparability of underlying results from period to period. Significant items may include, but are not limited to: charges for exit activities; various restructuring programs; spin-off related costs; impairment charges; pension partial withdrawal liability charges; benefit plan curtailment gains and losses; tax charges on deemed repatriated earnings; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations.

The impact of the above items on net income and diluted earnings per share is summarized on the following page.

IMPACT OF SIGNIFICANT ITEMS ON INCOME FROM CONTINUING OPERATIONS, NET INCOME AND DILUTED EARNINGS PER SHARE

	Year ended June 29, 2013			Year ended June 30, 2012			Year ended July 2, 2011		
In millions except per share data	*Pretax Impact*	*Net Income*	*Diluted EPS Impact* [1]	*Pretax Impact*	*Net Income*	*Diluted EPS Impact* [1]	*Pretax Impact*	*Net Income*	*Diluted EPS Impact* [1]
Significant items affecting comparability of income from continuing operations and net income									
Continuing operations									
Severance/retention charges	$ (4)	$ (2)	$(0.02)	$ (31)	$ (20)	$(0.17)	$ (40)	$ (25)	$(0.20)
Lease & contractual obligation exit costs	(12)	(8)	(0.06)	(55)	(35)	(0.29)	–	–	–
Consulting, advisory & other costs	(38)	(25)	(0.20)	(110)	(84)	(0.70)	(34)	(27)	(0.22)
Income from asset dispositions	6	4	0.03	–	–	–	–	–	–
Accelerated depreciation	(29)	(18)	(0.15)	(46)	(29)	(0.25)	(2)	(1)	(0.01)
Total restructuring actions	(77)	(49)	(0.40)	(242)	(168)	(1.40)	(76)	(53)	(0.42)
Other									
Impairment charges	(1)	(1)	(0.01)	(14)	(9)	(0.07)	(15)	(9)	(0.08)
Litigation accrual	–	–	–	(11)	(7)	(0.06)	–	–	–
Gain on HBI tax settlement	–	–	–	15	15	0.12	–	–	–
Pension curtailment/withdrawal/other	(5)	(3)	(0.03)	(6)	(4)	(0.03)	–	–	–
Foreign tax indemnification charge	10	10	0.08	3	4	0.03	–	–	–
Workers' compensation deposit adjustment	7	5	0.04	–	–	–	–	–	–
Debt extinguishment costs	–	–	–	(39)	(25)	(0.21)	(55)	(35)	(0.28)
Impact on income from continuing operations before income taxes	(66)	(38)	(0.31)	(294)	(194)	(1.62)	(146)	(97)	(0.78)
Significant tax matters									
Tax audit settlements/reserve adjustments	–	10	0.09	–	1	0.01	–	4	0.03
Impact on income from continuing operations	(66)	(28)	(0.23)	(294)	(193)	(1.61)	(146)	(93)	(0.75)
Discontinued operations									
Severance/retention charges	–	–	–	(73)	(55)	(0.46)	(136)	(97)	(0.78)
Consulting, advisory & other costs	(3)	(2)	(0.02)	(145)	(105)	(0.87)	(48)	(37)	(0.31)
Lease & contractual obligation exit costs	–	–	–	(108)	(79)	(0.66)	–	–	–
Accelerated depreciation	–	–	–	–	–	–	(3)	(2)	(0.02)
Impairment charges	–	–	–	(414)	(365)	(3.05)	(6)	(5)	(0.04)
Pension curtailment/withdrawal	1	1	–	(6)	(3)	(0.02)	(1)	(1)	(0.01)
Thailand flood loss	–	–	–	(2)	(1)	(0.01)	–	–	–
Indirect tax reserve – Brazil	–	–	–	(1)	(1)	(0.01)	–	–	–
Antitrust (provision)/reversal	–	–	–	–	–	–	27	18	0.15
Licensing agreement termination charge	–	–	–	–	–	–	(39)	(27)	(0.21)
Gain on sale of discontinued operations	68	53	0.43	772	405	3.38	1,304	731	5.85
Tax basis difference	–	4	0.03	–	186	1.56	–	120	0.96
Tax on unremitted earnings	–	–	–	–	471	3.94	–	(6)	(0.05)
Tax audit settlements/reserve adjustments	–	1	0.01	–	80	0.67	–	23	0.18
Valuation allowance adjustment	–	–	–	–	(66)	(0.55)	–	2	0.02
Impact on discontinued operations	66	57	0.46	23	467	3.90	1,098	719	5.76
Impact of using diluted versus basic shares	–	–	–	–	–	0.07	–	–	–
Impact on net income	$ –	$ 29	$ 0.23	$(271)	$ 274	$ 2.36	$ 952	$626	$ 5.01
Impact on income from continuing operations before income taxes									
Cost of sales	$(11)			$ (28)			$ (2)		
Selling, general and administrative expenses	(45)			(132)			(36)		
Exit and business dispositions	(9)			(81)			(38)		
Impairment charges	(1)			(14)			(15)		
Impact on operating income	(66)			(255)			(91)		
Debt extinguishment costs	–			(39)			(55)		
Total	$(66)			$(294)			$ (146)		
Diluted earnings per share – continuing operations									
As reported			$ 1.49			$(0.16)			$ 0.46
Less: Impact of significant items			(0.23)			(1.61)			(0.75)
Adjusted earnings per share			$ 1.72			$ 1.45			$ 1.21

[1] *The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.*

CRITICAL ACCOUNTING ESTIMATES

The company's summary of significant accounting policies is discussed in Note 2 – Summary of Significant Accounting Policies. The application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the company, as well as the related footnote disclosures. The company bases its estimates on historical experience and other assumptions that it believes are most likely to occur. If actual amounts are ultimately different from previous estimates, the revisions are included in the company's results of operations for the period in which the actual amounts become known, and, if material, are disclosed in the financial statements. The disclosures below also note situations in which it is reasonably likely that future financial results could be impacted by changes in these estimates and assumptions. The term reasonably possible refers to an occurrence that is more than remote but less than probable in the judgment of management.

SALES RECOGNITION AND INCENTIVES

Sales are recognized when title and risk of loss pass to the customer. Reserves for uncollectible accounts are based upon historical collection statistics, current customer information, and overall economic conditions. These estimates are reviewed each quarter and adjusted based upon actual experience. The reserves for uncollectible trade receivables are disclosed and trade receivables due from customers that the company considers highly leveraged are presented in Note 15 – Financial Instruments. The company has a significant number of individual accounts receivable and a number of factors outside of the company's control that impact the collectibility of a receivable. It is reasonably likely that actual collection experience will vary from the assumptions and estimates made at the end of each accounting period.

The Notes to the Consolidated Financial Statements specify a variety of sales incentives that the company offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions are used in estimating the most likely cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information. The company has a significant number of trade incentive programs and a number of factors outside of the company's control that impact the ultimate cost of these programs. It is reasonably likely that actual experience will vary from the assumptions and estimates made at the end of each accounting period.

INVENTORY VALUATION

Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions, future marketing, sales plans and spoilage rates are key factors used by the company in assessing the most likely net realizable value of obsolete, damaged and excess inventory. These factors are evaluated at a point in time and there are inherent uncertainties related to determining the recoverability of inventory. It is reasonably likely that market factors and other conditions underlying the valuation of inventory may change in the future.

IMPAIRMENT OF PROPERTY

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, the impact of significant customer losses, current period operating or cash flow losses, forecasted continuing losses, or a current expectation that an asset group will be disposed of before the end of its useful life or spun-off. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not allowed.

There are inherent uncertainties associated with these judgments and estimates and it is reasonably likely that impairment charges can change from period to period. Note 4 – Impairment Charges discloses the impairment charges recognized by the company and the factors which caused these charges. It is also reasonably likely that the sale of a business can result in the recognition of an impairment that differs from that anticipated prior to the closing date. Given the company's ongoing efforts to improve operating efficiency, it is reasonably likely that future restructuring actions could result in decisions to dispose of other assets before the end of their useful life and it is reasonably likely that the impact of these decisions would result in impairment and other related costs including employee severance that in the aggregate would be significant.

TRADEMARKS AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

The primary identifiable intangible assets of the company are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the company is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of June 29, 2013, the net book value of trademarks and other identifiable intangible assets was $121 million, of which $77 million is being amortized. The anticipated amortization over the next five years is $40 million.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least annually, in the fourth quarter, and as triggering events may arise. The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. The fair value of the intangible asset is measured using the royalty savings method. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time.

There are inherent assumptions and estimates used in developing future cash flows requiring management's judgment in applying these assumptions and estimates to the analysis of intangible asset impairment including projecting revenues, interest rates, the cost of capital, royalty rates and tax rates. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change in future periods. These changes can result in future impairments. Note 4 – Impairment Charges sets out the impact of charges taken to recognize the impairment of intangible assets and the factors which led to changes in estimates and assumptions.

GOODWILL

Goodwill is not amortized but is subject to periodic assessments of impairment and is discussed further in Note 3 – Intangible Assets and Goodwill. Goodwill is assessed for impairment at least annually, in the fourth quarter, and as triggering events may arise. The recoverability of goodwill is first evaluated using qualitative factors to determine if recoverability needs to be further assessed using the two-step process. Some of the factors considered were the overall financial performance of the business including current and expected cash flows, revenues and earnings; changes in macroeconomic or industry conditions; changes in cost factors such as raw materials and labor; and changes in management, strategy or customers. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value is less than the carrying amount, then the two-step process of impairment testing is unnecessary. However, if the qualitative assessment discussed above indicates that there may be a possible impairment then the first step of the goodwill impairment test is required to be performed.

The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components at least one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to determine anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. The fair value of reporting units is estimated based on a discounted cash flow model. The discounted cash flow model uses management's business plans and projections as the basis for expected future cash flows for the first three years and a residual growth rate thereafter. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit.

There are inherent assumptions and estimates used in developing future cash flows requiring management's judgment in applying these assumptions and estimates to the analysis of goodwill impairment including projecting revenues and profits, interest rates, the cost of capital, tax rates, the company's stock price, and the allocation of shared or corporate items. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates can change in future periods. These changes can result in future impairments.

SELF-INSURANCE RESERVES

The company purchases third-party insurance for workers' compensation, automobile and product and general liability claims that exceed a certain level. The company is responsible for the payment of claims under these insured limits, and consulting actuaries are utilized to estimate the obligation associated with incurred losses. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Consulting actuaries make a significant number of estimates and assumptions in determining the cost to settle these claims and many of the factors used are outside the control of the company. Accordingly, it is reasonably likely that these assumptions and estimates may change and these changes may impact future financial results.

INCOME TAXES

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse.

The company's effective tax rate is based on pretax income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the company operates. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the company transacts business. We establish reserves for income taxes when, despite the belief that our tax positions are fully supportable, we believe that our position may be challenged and possibly disallowed by various tax authorities. The company's recorded estimates of liability related to income tax positions are based on management's judgments made in consultation with outside tax and legal counsel, where appropriate, and are based upon the expected outcome of proceedings with tax authorities in consideration of applicable tax statutes and related interpretations and precedents. The reserves include penalties and interest on these reserves at the appropriate statutory interest rates and these charges are also included in the company's effective tax rate. The ultimate liability incurred by the company may differ from its estimates based on a number of factors, including the application of relevant legal precedent, the company's success in supporting its filing positions with tax authorities, and changes to, or further interpretations of, law.

The company's tax returns are routinely audited by federal and state tax authorities. Reserves for uncertain tax positions represent a provision for the company's best estimate of taxes expected to be paid based upon all available evidence recognizing that over time, as more information is known, these reserves may require adjustment. Reserves are adjusted when (a) new information indicates a different estimated reserve is appropriate; (b) the company finalizes an examination with a tax authority, eliminating uncertainty regarding tax positions taken; or (c) a tax authority does not examine a tax year within a given statute of limitations, also eliminating the uncertainty with regard to tax positions for a specific tax period. The actual amounts settled with respect to these examinations are the result of discussions and settlement negotiations involving the interpretation of complex income tax laws in the context of our fact patterns. Any adjustment to a tax reserve impacts the company's tax expense in the period in which the adjustment is made.

The company's tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the tax characteristics of the company's income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to the company's reserves related to uncertain tax positions, and changes in valuation allowances. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods:

- Tax legislation in the jurisdictions in which the company does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the company's tax assets and obligations will need to be measured and recognized in the financial statements.
- The company has ongoing U.S. and state tax audits for various tax periods. The U.S. federal tax years from 2009 onward remain subject to audit. With few exceptions, the company is no longer subject to state and local income tax examinations by tax authorities for years before 2005. The tax reserves for uncertain tax positions recorded in the financial statements reflect the expected finalization of examinations. The company regularly reviews its tax positions based on the individual facts, circumstances, and technical merits of

each tax position. If the company determines it is more likely than not that it is entitled to the economic benefits associated with a tax position, it then considers the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with a taxing authority, taking into consideration all available facts, circumstances, and information. The company believes that it has sufficient cash resources to fund the settlement of these audits.

As a result of audit resolutions, expirations of statutes of limitations, and changes in estimate on tax contingencies in 2013, 2012 and 2011, the company recognized a tax benefit of $5 million, a benefit of $1 million, and an expense of $3 million, respectively. However, audit outcomes and the timing of audit settlements are subject to significant uncertainty. The company estimates reserves for uncertain tax positions, but is not able to control or predict the extent to which tax authorities will examine specific periods, the outcome of examinations, or the time period in which examinations will be conducted and finalized. Favorable or unfavorable past audit experience in any particular tax jurisdiction is not indicative of the outcome of future examinations by those tax authorities. Based on the nature of uncertain tax positions and the examination process, management is not able to predict the potential outcome with respect to tax periods that have not yet been examined or the impact of any potential reserve adjustments on the company's tax rate or net earnings trends. As of the end of 2013, the company believes that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $5 million to $30 million over the next 12 months.

- Facts and circumstances may change that cause the company to revise the conclusions on its ability to realize certain net operating losses and other deferred tax attributes. The company regularly reviews whether it will realize its deferred tax assets. Its review consists of determining whether sufficient taxable income of the appropriate character exists within the carryback and carryforward period available under respective tax statutes. The company considers all available evidence of recoverability when evaluating its deferred tax assets; however, the company's most sensitive and critical factor in determining recoverability of deferred tax assets is the existence of historical and projected profitability in a particular jurisdiction. As a result, changes in actual and projected results of the company's various legal entities can create variability, as well as changes in the level of the company's gross deferred tax assets, which could result in increases or decreases in the company's deferred tax asset valuation allowance.

The company cannot predict with reasonable certainty or likelihood future results considering the complexity and sensitivity of the assumptions above.

Note 18 – Income Taxes, sets out the factors which caused the company's effective tax rate to vary from the statutory rate and certain of these factors result from finalization of tax audits and review and changes in estimates and assumptions regarding tax obligations and benefits.

STOCK BASED COMPENSATION

The company issues restricted stock units (RSUs) and stock options to employees in exchange for employee services. See Note 9 – Stock-Based Compensation regarding stock-based compensation for further information on these awards. The cost of RSUs and stock option awards is equal to the fair value of the award at the date of grant, and compensation expense is recognized for those awards earned over the service period. A certain number of the RSUs vest based upon the employee achieving certain defined service and performance measures, either internally or externally measured. During the service period, management estimates the number of awards that will meet the defined performance measures. At the time of grant, if the measures are based upon external criteria, the Monte Carlo model is used to determine the fair value of these awards at the date of grant. Management estimates the volatility of the company's stock and the initial total shareholder return to determine the fair value of the award. If the measures are based upon internal criteria, the cost of the RSUs is equal to the fair value at the date of grant. With regard to stock options, at the date of grant, the company determines the fair value of the award using the Black-Scholes option pricing formula. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of the company's stock, each of which impacts the fair value of the stock options. The company believes that changes in the estimates and assumptions associated with prior non-performance based grants and stock option grants are not reasonably likely to have a material impact on future operating results. However, changes in estimates and assumptions related to previously issued performance based RSUs may have a material impact on future equity.

DEFINED BENEFIT PENSION PLANS

See Note 16 – Defined Benefit Pension Plans, for information regarding plan obligations, plan assets and the measurements of these amounts, as well as the net periodic benefit cost and the reasons for changes in this cost.

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions used in developing the required estimates include the following key factors: discount rates, expected return on plan assets, retirement rates and mortality.

In determining the discount rate, the company utilizes a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. In determining the long-term rate of return on plan assets, the company assumes that the historical long-term compound growth rate of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. Retirement rates are based primarily on actual plan experience, while standard actuarial tables are used to estimate mortality. Results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic benefit cost in future periods.

Net periodic benefit costs for the company's defined benefit pension plans related to continuing operations were nil in 2013, $1 million in 2012 and $13 million in 2011, and the projected benefit obligation was $1.562 billion at the end of 2013 and $1.680 billion at the end of 2012. The company currently expects its net periodic benefit cost for 2014 to be approximately $3 million of income. The year-over-year change versus 2013 is primarily due to the recognition of $6 million of settlement losses in 2013 which related to a Canadian plan, an increase in interest expense resulting from a higher discount rate and a decrease in expected return on assets. The decrease in expected return on assets results from lower plan assets at the end of 2013 due to benefit payments partially offset by a decrease in the amortization related to actuarial gains/losses.

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2013. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2013. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and that the effects of changes in assumptions are not necessarily linear.

			Increase/(Decrease) in	
Assumption		*Change*	*2014 Net Periodic Benefit Cost*	*2013 Projected Benefit Obligation*
Discount rate	1%	increase	$ (1)	$(187)
	1%	decrease	6	213
Asset return	1%	increase	(14)	–
	1%	decrease	14	–

The company's defined benefit pension plans had a net unamortized actuarial loss of $228 million in 2013 and $263 million in 2012. The unamortized actuarial loss is reported in the Accumulated other comprehensive loss line of the Consolidated Balance Sheet. The decrease in the unamortized net actuarial loss in 2013 was primarily due to a net actuarial gain in 2013 resulting from a decrease in plan liabilities due to the increase in the weighted average discount rate partially offset by decline in actual asset performances.

As indicated above, changes in the bond yields, expected future returns on assets, and other assumptions can have a material impact upon the funded status and the net periodic benefit cost of defined benefit pension plans. It is reasonably likely that changes in these external factors will result in changes to the assumptions used by the company to measure plan obligations and net periodic benefit cost in future periods.

ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

Following is a discussion of recently issued accounting standards that the company will be required to adopt in a future period.

Offsetting Assets and Liabilities In December 2011, the FASB issued an amendment on disclosures about offsetting assets and liabilities. The amendment requires additional disclosures showing the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of set-off associated with certain financial instruments and derivative instruments. The amendment is retroactively effective for the company beginning in the first quarter of fiscal 2014. This standard will only impact the company's disclosures in the Financial Instruments note to the financial statements and will not have an impact on our consolidated results of operations, financial position or cash flows.

Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income In February 2013, the FASB issued an accounting standards update that requires companies to disclose any significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification. This disclosure can be made either parenthetically on the face of the income statement or in the notes to the financial statements. This amendment is effective for the company beginning in the first quarter of fiscal 2014. This amendment does not have an impact on our consolidated results of operations, financial position or cash flows.

Presentation of Unrecognized Tax Benefits In July 2013, the FASB issued an accounting standard to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists to address issues with diversity in practice. The standard states that, with limited exceptions, the unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset. While the standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014, the company has historically presented such information in accordance with the newly issued guidance. As such, there will be no impact to the financial statements as a result of the issuance of this amendment.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements regarding Hillshire Brands' business prospects and future financial results and metrics. In addition, from time to time, in oral statements and written reports, the company discusses its expectations regarding the company's future performance by making forward-looking statements preceded by terms such as will, anticipates, intends, expects, likely or believes. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events and are inherently uncertain.

Investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements, and the company wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Hillshire Brands' actual results to differ from such forward-looking statements are those described under Item 1A, Risk Factors in Hillshire Brands' most recent Annual Report on Form 10-K and other SEC Filings, as well as factors relating to:

- The consumer marketplace, such as (i) intense competition, including advertising, promotional and price competition; (ii) changes in consumer behavior due to economic conditions, such as a shift in consumer demand toward private label; (iii) fluctuations in raw material costs, Hillshire Brands' ability to increase or maintain product prices in response to cost fluctuations and the impact on profitability; (iv) the impact of various food safety issues and regulations on sales and profitability of Hillshire Brands products; and (v) inherent risks in the marketplace associated with product innovations, including uncertainties related to execution and trade and consumer acceptance;
- Hillshire Brands' relationship with its customers, such as (i) a significant change in Hillshire Brands' business with any of its major customers, such as Wal-Mart, its largest customer; and (ii) credit and other business risks associated with customers operating in a highly competitive retail environment;
- Hillshire Brands' spin-off of its international coffee and tea business in June 2012, including potential tax liabilities and other indemnification obligations; and
- Other factors, such as (i) Hillshire Brands' ability to generate margin improvement through cost reduction and productivity improvement initiatives; (ii) Hillshire Brands' credit ratings, the impact of Hillshire Brands' capital plans on such credit ratings and the impact these ratings and changes in these ratings may have on Hillshire Brands' cost to borrow funds and access to capital/debt markets; and (iii) the settlement of a number of ongoing reviews of Hillshire Brands' income tax filing positions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which Hillshire Brands transacts business.

In addition, Hillshire Brands' results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes and laws and regulations in markets where the company competes. Hillshire Brands undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF INCOME

In millions except per share data *Years ended*	*June 29, 2013*	*June 30, 2012*	*July 2, 2011*
CONTINUING OPERATIONS			
Net sales	$3,920	$3,958	$3,884
Cost of sales	2,758	2,857	2,721
Selling, general and administrative expenses	855	930	883
Net charges for exit activities, asset and business dispositions	9	81	38
Impairment charges	1	14	15
Operating income	297	76	227
Interest expense	48	77	92
Interest income	(7)	(5)	(5)
Debt extinguishment costs	–	39	55
Income (loss) from continuing operations before income taxes	256	(35)	85
Income tax expense (benefit)	72	(15)	27
Income (loss) from continuing operations	184	(20)	58
DISCONTINUED OPERATIONS			
Income from discontinued operations net of tax expense (benefit) of $(8), $(603) and $82	15	463	483
Gain on sale of discontinued operations, net of tax expense of $15, $367 and $573	53	405	731
Net income from discontinued operations	68	868	1,214
Net income	252	848	1,272
Less: Income from noncontrolling interests, net of tax			
Discontinued operations	–	3	9
Net income attributable to Hillshire Brands	$ 252	$ 845	$1,263
Amounts attributable to Hillshire Brands			
Net income (loss) from continuing operations	$ 184	$ (20)	$ 58
Net income from discontinued operations	68	865	1,205
Net income attributable to Hillshire Brands	$ 252	$ 845	$1,263
Earnings per share of common stock			
Basic			
Income (loss) from continuing operations	$ 1.50	$ (0.16)	$ 0.47
Net income	$ 2.05	$ 7.13	$10.16
Diluted			
Income (loss) from continuing operations	$ 1.49	$ (0.16)	$ 0.46
Net income	$ 2.04	$ 7.13	$10.11

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions *Years ended*	*June 29, 2013*	*June 30, 2012*	*July 2, 2011*
Net income (loss)	$252	$848	$1,272
Translation adjustments, net of tax of $(6), $(17), $47 respectively	(21)	(23)	325
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $4, nil, $(5) respectively	(8)	2	7
Pension/Postretirement activity, net of tax of $(14), $26, $(125) respectively	26	(21)	317
Comprehensive income	249	806	1,921
Comprehensive income attributable to non-controlling interests	–	3	9
Comprehensive income attributable to Hillshire Brands	$249	$803	$1,912

The accompanying Notes to Financial Statements are an integral part of these statements.

In millions	*June 29, 2013*	*June 30, 2012*
ASSETS		
Cash and equivalents	$ 400	$ 235
Trade accounts receivable, less allowances of $2 in 2013 and $11 in 2012	219	248
Inventories		
Finished goods	207	196
Work in process	15	17
Materials and supplies	91	75
	313	288
Current deferred income taxes	71	114
Income tax receivable	18	52
Other current assets	85	65
Total current assets	1,106	1,002
Property		
Land	25	25
Buildings and improvements	790	756
Machinery and equipment	1,095	1,137
Construction in progress	93	174
	2,003	2,092
Accumulated depreciation	1,185	1,245
Property, net	818	847
Trademarks and other identifiable intangibles, net	121	132
Goodwill	348	348
Deferred income taxes	20	36
Other noncurrent assets	21	80
Noncurrent assets held for disposal	–	5
	$2,434	$2,450
LIABILITIES AND EQUITY		
Accounts payable	$ 295	$ 359
Accrued liabilities		
Payroll and employee benefits	110	127
Advertising and promotion	124	116
Other accrued liabilities	123	226
Current maturities of long-term debt	19	5
Total current liabilities	671	833
Long-term debt	932	939
Pension obligation	119	166
Other liabilities	228	277
Contingencies and commitments (Note 14)		
Equity		
Hillshire Brands common stockholders' equity:		
Common stock: (authorized 1,200,000,000 shares; $0.01 par value)		
Issued and outstanding – 123,247,815 shares in 2013 and 120,644,345 shares in 2012	1	1
Capital surplus	200	144
Retained earnings	477	295
Unearned stock of ESOP	(53)	(61)
Accumulated other comprehensive (loss)	(141)	(144)
Total equity	484	235
	$2,434	$2,450

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EQUITY

In millions	Total	Hillshire Brands Common Stockholders' Equity					Noncontrolling Interest
		Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	
BALANCES AT JULY 3, 2010	$ 1,459	$ 7	$ 11	$ 2,424	$ (97)	$(914)	$ 28
Net income	1,272	–	–	1,263	–	–	9
Translation adjustments, net of tax of $47	325	–	–	–	–	325	–
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(5)	7	–	–	–	–	7	–
Pension/Postretirement activity, net of tax of $(125)	317	–	–	–	–	317	–
Dividends on common stock	(278)	–	–	(278)	–	–	–
Dividends paid on noncontrolling interest/Other	(5)	–	–	–	–	–	(5)
Disposition of noncontrolling interest	(3)	–	–	–	–	–	(3)
Stock issuances – restricted stock	34	–	25	9	–	–	–
Stock option and benefit plans	58	–	58	–	–	–	–
Share repurchases and retirement	(1,313)	(1)	(55)	(1,257)	–	–	–
ESOP tax benefit, redemptions and other	20	–	–	–	20	–	–
BALANCES AT JULY 2, 2011	1,893	6	39	2,161	(77)	(265)	29
Net income	848	–	–	845	–	–	3
Translation adjustments, net of tax of $(17)	(23)	–	–	–	–	(23)	–
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of nil	2	–	–	–	–	2	–
Pension/Postretirement activity, net of tax of $26	(21)	–	–	–	–	(21)	–
Dividends on common stock	(138)	–	–	(138)	–	–	–
Dividends paid on noncontrolling interest/Other	(2)	–	–	–	–	–	(2)
Disposition of noncontrolling interest	(29)	–	–	–	–	–	(29)
Repurchase of noncontrolling interest	(10)	–	(9)	–	–	–	(1)
Spin-off of International Coffee and Tea business	(2,408)	–	(5)	(2,566)	–	163	–
Stock issuances – restricted stock	14	–	21	(7)	–	–	–
Stock option and benefit plans	94	–	94	–	–	–	–
Reverse stock split	–	(5)	5	–	–	–	–
ESOP tax benefit, redemptions and other	15	–	(1)	–	16	–	–
BALANCES AT JUNE 30, 2012	235	1	144	295	(61)	(144)	–
Net income	252	–	–	252	–	–	–
Translation adjustments, net of tax of $(6)	(21)	–	–	–	–	(21)	–
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $4	(8)	–	–	–	–	(8)	–
Pension/Postretirement activity, net of tax of $(14)	26	–	–	–	–	26	–
Dividends on common stock	(61)	–	–	(61)	–	–	–
Spin-off of International Coffee and Tea business	(3)	–	–	(9)	–	6	–
Stock issuances – restricted stock	3	–	3	–	–	–	–
Stock option and benefit plans	52	–	52	–	–	–	–
ESOP tax benefit, redemptions and other	9	–	1	–	8	–	–
BALANCES AT JUNE 29, 2013	$ 484	$ 1	$200	$ 477	$ (53)	$(141)	$ –

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions	*June 29, 2013*	*June 30, 2012*	*July 2, 2011*
OPERATING ACTIVITIES			
Net income	$ 252	$ 848	$ 1,272
Adjustments to reconcile net income to net cash from operating activities			
Depreciation	148	266	302
Amortization	18	46	84
Impairment charges	1	428	21
Net (gain) on business dispositions	(75)	(772)	(1,305)
Increase (decrease) in deferred income taxes	44	(400)	180
Pension contributions, net of income/expense	(14)	(226)	(80)
Refundable tax on Senseo payments	–	(43)	–
Debt extinguishment costs	–	39	55
Other	(11)	(70)	(19)
Change in current assets and liabilities, net of businesses acquired and sold			
Trade accounts receivable	19	66	116
Inventories	(38)	34	(206)
Other current assets	30	(30)	(42)
Accounts payable	(52)	29	62
Accrued liabilities	(89)	94	(171)
Income taxes	20	(60)	178
Net cash from operating activities	253	249	447
INVESTING ACTIVITIES			
Purchases of property and equipment	(135)	(314)	(337)
Purchase of software and other intangibles	(5)	(188)	(18)
Acquisitions of businesses and investments	–	(30)	(119)
Dispositions of businesses and investments	96	2,033	2,305
Cash balance of International Coffee and Tea business at spin-off	–	(2,061)	–
Deposit on business disposition	–	–	203
Cash received from (used in) derivative transactions	–	31	81
Sales of assets	3	8	14
Net cash from (used in) investing activities	(41)	(521)	2,129
FINANCING ACTIVITIES			
Issuances of common stock	47	84	52
Purchases of common stock	–	–	(1,313)
Borrowings of other debt	–	851	1,054
Repayments of other debt and derivatives	(46)	(1,811)	(1,431)
Net change in financing with less than 90-day maturities	–	(204)	172
Stock compensation income tax benefits	–	15	–
Purchase of non-controlling interest	–	(10)	–
Payments of dividends	(46)	(271)	(285)
Net cash used in financing activities	(45)	(1,346)	(1,751)
Effect of changes in foreign exchange rates on cash	(2)	(213)	286
Increase (decrease) in cash and equivalents	165	(1,831)	1,111
Add: Cash balance of discontinued operations at beginning of year	–	1,992	911
Less: Cash balance of discontinued operations at end of year	–	–	(1,992)
Cash and equivalents at beginning of year	235	74	44
Cash and equivalents at end of year	$ 400	$ 235	$ 74
Supplemental Cash Flow Data			
Cash paid for restructuring charges	$ 102	$ 512	$ 177
Cash contributions to pension plans	$ 8	$ 213	$ 124
Cash paid for income taxes	$ 15	$ 209	$ 325

The accompanying Notes to Financial Statements are an integral part of these statements.

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

NATURE OF OPERATIONS

The Hillshire Brands Company (corporation, company or Hillshire Brands) is a U.S.-based company that primarily focuses on meat and meat-centric food products. The company's principal product lines are branded packaged meat products and frozen bakery products. Sales are made in both the retail channel, to supermarkets, warehouse clubs and national chains, and the foodservice channel.

The relative importance of each of the company's business segments over the past three years, as measured by sales and operating segment income, is presented in Note 19 – Business Segment Information, of these financial statements.

BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of the company and all subsidiaries where we have a controlling financial interest. The consolidated financial statements include the accounts of a variable interest entity (VIE) for which the company is deemed the primary beneficiary. The results of companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition, or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation.

The fiscal year ends on the Saturday closest to June 30. Fiscal 2013, 2012 and 2011 were 52-week years. Unless otherwise stated, references to years relate to fiscal years.

Discontinued Operations The Australian bakery business is reported as discontinued operations beginning in 2013. The results of the international coffee and tea, North American foodservice beverage, European bakery, North American fresh bakery, North American refrigerated dough, and international household and body care businesses had previously been reported as discontinued operations in the company's 2012 annual report. The results of operations of these businesses through the date of disposition are presented as discontinued operations in the Consolidated Statements of Income for all periods presented. For business dispositions completed prior to 2013, the assets and liabilities of discontinued operations, prior to disposition, were aggregated and reported on separate lines of the Consolidated Balance Sheets.

Financial Statement Corrections During 2013, the company corrected certain balance sheet accounts as well as SG&A and income tax expense in the income statement related to continuing operations for errors that included the understatement of an asset for deposits held as collateral by insurance companies and the understatement of non-current deferred tax assets related to an employee benefit plan. It also corrected certain errors related to the tax provisions associated with the operating results for discontinued operations and the gain/loss on sale of discontinued operations. For the full year 2013, the correction of these errors increased income for continuing operations by $9.5 million pretax ($8.3 million after tax) and net income by $11.0 million. The company evaluated these errors in relation to the period in which they were corrected, as well as the periods in which they originated, and concluded that these errors did not materially misstate the 2013 financial statements or any previously issued financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the U.S. (GAAP).

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Significant estimates in these Consolidated Financial Statements include allowances for doubtful accounts receivable, net realizable value of inventories, sales incentives, useful lives of property and identifiable intangible assets, the evaluation of the recoverability of property, identifiable intangible assets and goodwill, self-insurance reserves, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans, and the volatility, expected lives and forfeiture rates for stock compensation instruments granted to employees. Actual results could differ from these estimates.

REACQUIRED SHARES

The Company is incorporated in the State of Maryland and under the laws of that state shares of its own stock that are acquired by the Company constitute authorized but unissued shares. The cost of the acquisition by the Company of shares of its own stock in excess of the aggregate par value of the shares first reduces capital surplus, to the extent available, with any residual cost applied against retained earnings.

SALES RECOGNITION AND INCENTIVES

The company recognizes sales when they are realized or realizable and earned. The company considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed or determinable, and collectability is reasonably assured. For the company, this generally means that we recognize sales when title to and risk of loss of our products pass to our resellers or other customers. In particular, title usually transfers upon receipt of our product at our customers' locations, or upon shipment, as determined by the specific sales terms of the transactions.

Sales are recognized as the net amount to be received after deducting estimated amounts for sales incentives, trade allowances and product returns. The company estimates trade allowances and product returns based on historical results taking into consideration the customer, transaction and specifics of each arrangement. The company provides a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

Discounts, Coupons and Rebates The cost of these incentives is recognized at the later of the date at which the related sale is recognized or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors, including historical utilization and redemption rates. Substantially all cash incentives of this type are included in the determination of net sales. Incentives offered in the form of free product are included in the determination of cost of sales.

Slotting Fees Certain retailers require the payment of slotting fees in order to obtain space for the company's products on the retailer's store shelves. These amounts are included in the determination of net sales when a liability to the retailer is created.

Volume-Based Incentives These incentives typically involve rebates or refunds of a specified amount of cash only if the reseller reaches a specified level of sales. Under incentive programs of this nature, the company estimates the incentive and allocates a portion of the incentive to reduce each underlying sales transaction with the customer.

Cooperative Advertising Under these arrangements, the company agrees to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the company's products. The company recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes place. The costs of these incentives are generally included in the determination of net sales.

Fixtures and Racks Store fixtures and racks are given to retailers to display certain of the company's products. The costs of these fixtures and racks are recognized as expense in the period in which they are delivered to the retailer.

ADVERTISING EXPENSE

Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the "Selling, general and administrative expenses" line in the Consolidated Statements of Income. Total media advertising expense for continuing operations was $113 million in 2013, $86 million in 2012 and $81 million in 2011.

CASH AND EQUIVALENTS

All highly liquid investments purchased with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

ACCOUNTS RECEIVABLE VALUATION

Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the company's best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are $249 million in 2013, $258 million in 2012 and $240 million in 2011. These costs are recognized in the "Selling, general and administrative expenses" line of the Consolidated Statements of Income.

INVENTORY VALUATION

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as a reduction in the cost of the related inventory item, and are therefore, reflected in cost of sales when the related inventory item is sold.

RECOGNITION AND REPORTING OF PLANNED BUSINESS DISPOSITIONS

When a decision to dispose of a business component is made, it is necessary to determine how the results will be presented within the financial statements and whether the net assets of that business are recoverable. The following summarizes the significant accounting policies and judgments associated with a decision to dispose of a business.

Discontinued Operations A discontinued operation is a business component that meets several criteria. First, it must be possible to clearly distinguish the operations and cash flows of the component from other portions of the business. Second, the operations need to have been sold, spun-off or classified as held for sale. Finally, after the disposal, the cash flows of the component must be eliminated from continuing operations and the company may not have any significant continuing involvement in the business. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met. The results for a business to be spun-off do not meet the criteria for discontinued operations reporting until the completion of the spin-off.

If a business component is reported as a discontinued operation, the results of operations through the date of sale are presented on a separate line of the income statement. Interest on corporate level debt is not allocated to discontinued operations. Any gain or loss recognized upon the disposition of a discontinued operation is also reported on a separate line of the income statement. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the balance sheet.

Gains and losses related to the sale of business components that do not meet the discontinued operation criteria are reported in continuing operations and separately disclosed, if significant.

Businesses Held for Sale In order for a business to be classified as held for sale, several criteria must be achieved. These criteria include, among others, an active program to market the business and locate a buyer, as well as the probable disposition of the business within one year. Upon being classified as held for sale, the recoverability of the carrying value of a business must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the valuation process is completed, the held for sale business is reported at the lower of its carrying value or fair value less cost to sell and no additional depreciation expense is recognized related to property. The carrying value of a held for sale business includes the portion of the cumulative translation adjustment related to the operation. Once a business is classified as held for sale, all of its historical balance sheet information is included in assets and liabilities held for sale in the balance sheet.

Businesses Held for Use If a decision to dispose of a business is made and the held for sale criteria are not met, the business is considered held for use and its assets are evaluated for recoverability in the following order: assets other than goodwill; property and intangibles subject to amortization; and finally, goodwill. In evaluating the recoverability of property and intangible assets subject to amortization, in a held for use business, the carrying value of the business is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the operation. If the carrying value exceeds the undiscounted expected cash flows, then an impairment is recognized if the carrying value of the business exceeds its fair value.

There are inherent judgments and estimates used in determining future cash flows and it is possible that additional impairment charges may occur in future periods. In addition, the sale of a business can result in the recognition of a gain or loss that differs from that anticipated prior to the closing date.

PROPERTY

Property is stated at historical cost and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Leasehold improvements are capitalized and amortized over the shorter of the remaining lease term or remaining economic useful life. Repairs and maintenance costs are charged to expense. Upon the sale or disposition of property, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $2 million in 2013, $5 million in 2012 and $10 million in 2011.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life or spun-off. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If the carrying amount exceeds the estimated future undiscounted cash flows then an asset is not recoverable. The impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value using discounted estimated future cash flows.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, be available for immediate sale and meet certain other specified criteria.

TRADEMARKS AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

The primary identifiable intangible assets of the company are trademarks and customer relationships acquired in business combinations and computer software. The company capitalizes direct costs of materials and services used in the development and purchase of internal-use software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of a finite-lived identifiable intangible asset is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used in evaluating the recoverability of property, plant and equipment. Identifiable intangible assets not subject to amortization are assessed for impairment at least annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. In making this assessment, management relies on a number of factors to discount estimated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent assumptions and judgments required in the analysis of intangible asset impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

GOODWILL

Goodwill is the difference between the purchase price and the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the company given responsibility for managing, controlling and generating returns on these assets and liabilities. Reporting units are business components at or one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In many instances, all of the acquired assets and liabilities are assigned to a single reporting unit and in these cases all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in the business combination is determined.

Goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events may occur. The company performs its annual review for impairment in the fourth quarter of each fiscal year. The company uses accounting standards regarding goodwill impairment reviews that permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. Some of the factors considered in the qualitative assessment process were the overall financial performance of the business including current and expected cash flows, revenues and earnings; changes in macroeconomic or industry conditions; changes in cost factors such as raw materials and labor; and changes in management, strategy or customers. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value is less than the carrying amount, then the two-step process of impairment testing is unnecessary.

However, if the qualitative assessment discussed above indicates that there may be a possible impairment then the first step of the goodwill impairment test is required to be performed.The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process is necessary and involves a comparison of the implied fair value and the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows, including operating results, business plans and present value techniques. The fair value of reporting units is estimated based on a discounted cash flow model. The discounted cash flow model uses management's business plans and projections as the basis for expected future cash flows for the first three years and a residual growth rate thereafter. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit. Rates used to discount cash flows are dependent upon interest rates, market-based risk premium and the cost of capital at a point in time. Because some of the inherent assumptions and estimates used in determining the fair value of these reporting units are outside the control of management, including interest rates, market-based risk premium, the cost of capital, and tax rates, changes in these underlying assumptions and our credit rating can also adversely impact the business units' fair values. The amount of any impairment is dependent on these factors, which cannot be predicted with certainty.

EXIT AND DISPOSAL ACTIVITIES

Exit and disposal activities primarily consist of various actions to sever employees, exit certain contractual obligations and dispose of certain assets. Charges are recognized for these actions in the period in which the liability is incurred. Adjustments to previously recorded charges resulting from a change in estimated liability are recognized in the period in which the change is identified. Our methodology used to record these charges is described below.

Severance Severance actions initiated by the company are generally covered under previously communicated benefit arrangements, which provides for termination benefits in the event that an employee is involuntarily terminated. Liabilities are recorded under these arrangements when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. This generally occurs when management with the appropriate level of authority approves an action to terminate employees who have been identified and targeted for termination within one year.

Noncancelable Lease and Contractual Obligations Liabilities are incurred for noncancelable lease and other contractual obligations when the company terminates the contract in accordance with contract terms or when the company ceases using the right conveyed by the contract or exits the leased space. The charge for these items is determined based on the fair value of remaining lease rentals reduced by the fair value of estimated sublease rentals that could reasonably be obtained for the property, estimated using an expected present value technique.

Other For other costs associated with exit and disposal activities, a charge is recognized at its fair value in the period in which the liability is incurred, estimated using an expected present value technique, generally when the services are rendered.

STOCK-BASED COMPENSATION

The company recognizes the cost of employee services received in exchange for awards of equity instruments over the vesting period based upon the grant date fair value of those awards.

INCOME TAXES

The company's tax rate from period to period is affected by many factors. The most significant of these factors includes changes in tax legislation, the tax characteristics of the company's income, the timing and recognition of goodwill impairments and acquisitions and dispositions. In addition, the company's tax returns are routinely audited and finalization of issues raised in these audits sometimes affects the tax provision. It is reasonably possible that tax legislation in the jurisdictions in which the company does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the company's tax assets and obligations will need to be measured and recognized in the financial statements.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that are expected to be remitted to the U.S. and be taxable.

The management of the company periodically estimates the probable tax obligations of the company using historical experience in tax jurisdictions and informed judgments in accordance with GAAP. For a tax benefit to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the taxing authority. The company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these situations, the ultimate payment may be materially different from the estimated recorded amounts. Any adjustment to a tax reserve impacts the company's tax expense in the period in which the adjustment is made.

DEFINED BENEFIT, POSTRETIREMENT AND LIFE-INSURANCE PLANS

The company recognizes the funded status of defined pension and postretirement plans in the Consolidated Balance Sheet. The funded status is measured as the difference between the fair market value of the plan assets and the benefit obligation. The company measures its plan assets and liabilities as of its fiscal year end. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. Any overfunded status should be recognized as an asset and any underfunded status should be recognized as a liability. Any transitional asset/(liability), prior service cost (credit) or actuarial (gain)/loss that has not yet been recognized as a component of net periodic cost is recognized in the accumulated other comprehensive income section of the Consolidated Statements of Equity, net of tax. Accumulated other comprehensive income will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods.

FINANCIAL INSTRUMENTS

The company uses financial instruments, including options and futures to manage its exposures to movements in commodity prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the company. The company does not use derivatives for trading purposes and is not a party to leveraged derivatives.

The company uses either hedge accounting or mark-to-market accounting for its derivative instruments. Under hedge accounting, the company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the company discontinues hedge accounting and any deferred gains or losses are recorded in the "Selling, general and administrative expenses" line in the Consolidated Statements of Income. Derivatives are recorded in the Consolidated Balance Sheets at fair value in other assets and other liabilities. For more information about accounting for derivatives see Note 15 – Financial Instruments.

SELF-INSURANCE RESERVES

The company purchases third-party insurance for workers' compensation, automobile and product and general liability claims that exceed a certain level. The company is responsible for the payment of claims under these insured limits. The undiscounted obligation associated with these claims is accrued based on estimates obtained from consulting actuaries. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Accrued reserves, excluding any amounts covered by insurance, were $32 million as of June 29, 2013 and $41 million as of June 30, 2012.

BUSINESS ACQUISITIONS

With respect to business acquisitions, the company is required to recognize and measure the identifiable assets acquired, liabilities assumed, contractual contingencies, contingent consideration and any noncontrolling interest in an acquired business at fair value on the acquisition date. In addition, the accounting guidance also requires expensing acquisition costs when incurred, restructuring costs in periods subsequent to the acquisition date, and any adjustments to deferred tax asset valuation allowances and acquired uncertain tax positions after the measurement period to be reflected in income tax expense.

FOREIGN CURRENCY TRANSLATION

Foreign currency denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income within common stockholders' equity. The company translates the results of operations of its foreign subsidiaries at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in selling, general and administrative expense.

NOTE 3 - INTANGIBLE ASSETS AND GOODWILL

The primary components of the intangible assets reported in continuing operations and the related amortization expense follows:

In millions	*Gross*	*Accumulated Amortization*	*Net Book Value*
2013			
Intangible assets subject to amortization			
Trademarks and brand names	$ 31	$ 4	$ 27
Customer relationships	72	46	26
Computer software	133	112	21
Other contractual agreements	3	–	3
	$239	$162	77
Trademarks and brand names not subject to amortization			44
Net book value of intangible assets			$121
2012			
Intangible assets subject to amortization			
Trademarks and brand names	$ 31	$ 2	$ 29
Customer relationships	72	44	28
Computer software	128	100	28
Other contractual agreements	3	–	3
	$234	$146	88
Trademarks and brand names not subject to amortization			44
Net book value of intangible assets			$132

The year-over-year change in the value of trademarks and brand names and customer relationships is primarily due to the impact of amortization during the year. The amortization expense reported in continuing operations for intangible assets subject to amortization was $17 million in 2013, $21 million in 2012 and $31 million in 2011. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $17 million in 2014, $7 million in 2015, $6 million in 2016, $6 million in 2017 and $4 million in 2018. At June 29, 2013, the weighted average remaining useful life for trademarks is 18 years; customer relationships is 13 years; computer software is 2 years; and other contractual agreements is 8 years.

GOODWILL

The goodwill reported in continuing operations associated with each business segment and the changes in those amounts during 2013 and 2012 are as follows:

In millions	*Retail*	*Foodservice/ Other*	*Total*
Net book value at July 2, 2011			
Gross goodwill	$139	$ 591	$ 730
Accumulated impairment losses	–	(382)	(382)
Net goodwill	139	209	348
Net book value at June 30, 2012			
Gross goodwill	139	591	730
Accumulated impairment losses	–	(382)	(382)
Net goodwill	139	209	348
Net book value at June 29, 2013			
Gross goodwill	139	591	730
Accumulated impairment losses	–	(382)	(382)
Net goodwill	$139	$ 209	$ 348

NOTE 4 - IMPAIRMENT CHARGES

The company recognized impairment charges in 2013, 2012 and 2011 and the significant impairments are reported on the "Impairment charges" line of the Consolidated Statements of Income. The impact of these charges is summarized in the following table:

In millions	*Pretax Impairment Charge*
2013	
Retail	$ 1
2012	
General corporate expenses	$14
2011	
Foodservice/Other	$15

The company currently tests goodwill and intangible assets not subject to amortization for impairment in the fourth quarter of its fiscal year and whenever a significant event occurs or circumstances change that would more likely than not reduce the fair value of these intangible assets. Other long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. The following is a discussion of each impairment charge:

2013

Retail Property The company recognized a $1 million impairment charge related to machinery and equipment within the Retail segment which was determined to no longer have any future use by the company.

2012

Capitalized Computer Software The company recognized a $14 million impairment charge related to the write-down of capitalized computer software which was determined to no longer have any future use by the company. These charges were recognized as part of general corporate expenses.

2011

Foodservice/Other Property The company recognized a $15 million impairment charge related to the write-down of manufacturing equipment associated with the foodservice bakery operations of the Foodservice/Other segment.

NOTE 5 - DISCONTINUED OPERATIONS

The results of the fresh bakery, refrigerated dough and foodservice beverage operations in North America and the international coffee and tea, household and body care, European bakery and Australian bakery businesses are classified as discontinued operations and are presented as discontinued operations in the condensed consolidated statements of income for all periods presented. The assets and liabilities for these businesses met the accounting criteria to be classified as held for sale and have been aggregated and reported on a separate line of the Condensed Consolidated Balance Sheet prior to disposition.

NORTH AMERICAN OPERATIONS

North American Fresh Bakery On October 21, 2011, the company announced an agreement with Grupo Bimbo that allowed the parties to complete the previously announced sale of its North American Fresh Bakery business for a purchase price of $709 million. The sale also included a small portion of business that was part of the North American Foodservice/Other segment which is not reflected as discontinued operations as it did not meet the definition of a component pursuant to the accounting rules. The transaction closed on November 4, 2011 and Hillshire Brands received $717 million, which included working capital and other purchase price adjustments. The company entered into a customary transition services agreement with the purchaser of this business to provide for the orderly separation of the business and transition of various administrative functions and processes which ended in the fourth quarter of 2013.

The buyer of the North American Fresh Bakery business assumed all the pension and postretirement medical liabilities associated with these businesses, including any multi-employer pension liabilities. An actuarial analysis under ERISA guidelines was performed to determine the final plan assets that should be transferred to support the pension liabilities assumed by the buyer. The transfer of the benefit plan liabilities to the buyer resulted in the recognition of a $36 million settlement loss related to the defined benefit pension plans and a $71 million settlement gain and a $44 million curtailment gain related to the postretirement benefit plans. These amounts have been included in the gain on disposition of this business.

North American Foodservice Beverage On October 24, 2011, the company announced that it had entered into an agreement to sell the majority of its North American Foodservice Beverage operations to the J.M. Smucker Company (Smuckers) for $350 million. The transaction closed on December 31, 2011, resulting in the recognition of a pretax gain of $222 million in the second quarter of 2012. The company received $376 million of proceeds, which included a working capital adjustment. The company entered into a customary transition services agreement with Smuckers to provide for the orderly separation of the business and the transition of various administrative functions and processes which ended in the fourth quarter of 2012. The company also entered into a 10 year partnership to collaborate on liquid coffee innovation that will pay the company approximately $50 million plus growth-related royalties over the 10 year period. While this arrangement provided a continuation of cash flows subsequent to the divestiture, it did not represent significant continuing cash flows or significant continuing involvement that would have precluded classification of the North American Foodservice Beverage component as a discontinued operation. This partnership agreement was subsequently transferred to the international coffee and tea business as part of the spin-off. The company performed an updated impairment analysis for the remaining assets for sale in North American foodservice beverage and recognized a pretax impairment charge of $6 million in 2012 which has been recognized in the operating results for discontinued operations. The company has also recognized exit related costs for this business which is included in the operating results for discontinued operations.

North American Foodservice Refrigerated Dough On August 9, 2011, the company announced it had entered into an agreement to sell its North American Foodservice Refrigerated Dough business to Ralcorp for $545 million. The company received $552 million of proceeds, which included working capital adjustments. The company entered into a customary transitional services agreement with the purchaser of this business to provide for the orderly separation of the business and the orderly transition of various functions and processes which ended in the fourth quarter of 2012.

INTERNATIONAL OPERATIONS

Australian Bakery In February 2013, the company completed the sale of its Australian Bakery business. Using foreign currency exchange rates on the date of the transaction, the company received cash proceeds of $85 million and reported an after tax gain on disposition of $42 million.

International Coffee and Tea On June 28, 2012, the company's international coffee and tea business was spun off into a new public company called D.E MASTER BLENDERS 1753 N.V. The separation was effected as follows: a distribution of all of the common stock of a U.S. subsidiary that held all of the company's international coffee and tea business ("CoffeeCo") was made to an exchange agent on behalf of the company's shareholders of record. Immediately after the distribution of CoffeeCo common stock, CoffeeCo paid a $3.00 per share dividend, which totaled $1.8 billion. After the payment of the dividend, CoffeeCo merged with a subsidiary of D.E MASTER BLENDERS 1753 N.V. As a result of the spin-off, the historical results of the international coffee and tea business have been reported as a discontinued operation in the company's consolidated financial statements. The company entered into a master separation agreement that provided for the orderly separation of the business and transition of various administrative functions and processes and a separate tax sharing agreement whereby DEMB agreed to indemnify the company for certain tax liabilities that could result from the spin-off and certain related transactions. The company does not have any significant continuing involvement in the business and does not expect any material direct cash inflows or outflows with this business.

European Bakery During the first quarter of 2012, management decided to divest the Spanish bakery and French refrigerated dough businesses, collectively referred to as European Bakery, requiring that these businesses be tested for impairment under the available for sale model. Based on an estimate of the anticipated proceeds for these businesses, the company recognized a pretax impairment charge of $379 million for the Spanish bakery and French refrigerated dough businesses in 2012. A tax benefit of $38 million was recognized on these impairment charges. On October 10, 2011, the company announced that it had signed an agreement to sell the Spanish bakery business to Grupo Bimbo for €115 million and closed the transaction in the second quarter of 2012. In the third quarter of 2012, the company also completed the disposition of its French refrigerated dough business for €115 million. A $11 million pretax gain was recognized in 2012 on the sale of both the Spanish bakery and French refrigerated dough businesses.

Global Body Care and European Detergents In December 2010, the company completed the disposition of its global body care and European detergents business. Using foreign currency exchange rates on the date of the transaction, the company received cash proceeds of $1.6 billion and reported an after tax gain on disposition of $488 million. The company entered into a customary transitional services agreement with the purchaser of this business to provide for the orderly separation of the business and the orderly transition of various functions and processes which was completed by the end of 2011.

Air Care Products Business In July 2010, the company sold a majority of its air care products business. Using foreign currency exchange rates on the date of the transaction, the company received cash proceeds of $411 million, which represented the majority of the proceeds received on the disposition of the Air Care business, and reported an after tax gain on disposition of $94 million. When this business was sold, certain operations were retained in Spain, until production related to non-air care businesses ceased at the facility. The sale of the Spanish facility closed in the third quarter of 2012 and the company received $44 million of proceeds and recognized a pretax loss on the sale of this facility of $10 million.

Australia/New Zealand Bleach In February 2011, the company completed the sale of its Australia/New Zealand Bleach business. Using foreign currency exchange rates on the date of the transaction, the company received cash proceeds of $53 million and reported an after tax gain on disposition of $31 million.

Shoe Care Business In May 2011, the company completed the sale of the majority of its shoe care businesses. Using foreign currency exchange rates on the date of the transaction, the company received cash proceeds of $276 million and reported an after tax gain on disposition of $117 million. Certain other shoe care businesses were to be sold on a delayed basis. In 2012, the company closed on the sale of its shoe care business in Malaysia, China and Indonesia and received $56 million of proceeds, which included working capital adjustments.

Non-Indian Insecticides Business The company entered into an agreement to sell all of its Non-Indian Insecticides business for €154 million to SC Johnson and received a deposit of €152 million in December 2010 on the sale of these businesses. Due to competition concerns raised by the European Commission, the two parties abandoned the transaction as originally agreed but were able to complete the sale of the insecticides businesses outside the European Union (Malaysia, Singapore, Kenya and Russia) as well as a limited number of businesses inside the European Union in 2012. The company also divested the remaining insecticides businesses inside the European Union to another buyer and transferred the net proceeds received from the divestiture of those businesses to SC Johnson. The company recognized a pretax gain of $255 million on the dispositions in 2012.

RESULTS OF DISCONTINUED OPERATIONS

The amounts in the tables below reflect the operating results of the businesses reported as discontinued operations up through the date of disposition. The amounts of any gains or losses related to the disposal of these discontinued operations are excluded.

In millions	Net Sales	Pretax Income (Loss)	Income (Loss)
2013			
North American Fresh Bakery	$ –	$ 1	$ 1
North American Foodservice Beverage	–	3	2
International Coffee and Tea	–	–	6
European Bakery	–	–	(3)
International Household and Body Care	–	–	1
Australian Bakery	80	3	8
Total	$ 80	$ 7	$ 15
2012			
North American Fresh Bakery	$ 724	$ 29	$ 163
North American Refrigerated Dough	74	13	9
North American Foodservice Beverage	330	(15)	(9)
International Coffee and Tea	3,728	224	662
European Bakery	262	(384)	(358)
International Household and Body Care	111	(5)	(2)
Australian Bakery	136	(2)	(2)
Total	$5,365	$(140)	$ 463
2011			
North American Fresh Bakery	$2,037	$ 58	$ 159
North American Refrigerated Dough	307	42	27
North American Foodservice Beverage	538	5	3
International Coffee and Tea	3,537	399	276
European Bakery	591	(9)	(16)
International Household and Body Care	1,078	72	36
Australian Bakery	135	(2)	(2)
Total	$8,223	$ 565	$ 483

In 2012, as a consequence of the spin-off, the company released approximately $623 million of deferred tax liabilities on its balance sheet related to the repatriation of foreign earnings with a corresponding reduction in the tax expense of the discontinued international coffee and tea business. In 2011, the North American fresh bakery operations recognized a $122 million tax benefit associated with the excess tax basis related to these assets.

GAIN (LOSS) ON THE SALE OF DISCONTINUED OPERATIONS

The gain (loss) on the sale of discontinued operations recognized in 2013, 2012 and 2011 are summarized in the following tables.

In millions	Pretax Gain (Loss) on Sale	Tax (Expense)/ Benefit	After Tax Gain (Loss)
2013			
North American Fresh Bakery	$ 10	$ (4)	$ 6
North American Foodservice Beverage	2	2	4
North American Refrigerated Dough	–	(1)	(1)
Non-European Insecticides	–	2	2
Australian Bakery	56	(14)	42
Total	$ 68	$ (15)	$ 53
2012			
North American Fresh Bakery	$ 94	$ (33)	$ 61
North American Foodservice Beverage	222	(76)	146
North American Refrigerated Dough	198	(156)	42
European Bakery	11	(45)	(34)
Non-European Insecticides	249	(59)	190
Air Care Products	(10)	(1)	(11)
Other Household and Body Care	8	3	11
Total	$ 772	$(367)	$405
2011			
Global Body Care and European Detergents	$ 867	$(379)	$488
Air Care Products	273	(179)	94
Australia/New Zealand Bleach	48	(17)	31
Shoe Care Products	115	2	117
Other Household and Body Care Businesses	1	–	1
Total	$1,304	$(573)	$731

In 2012, the $156 million tax expense recognized on the sale of the North American Refrigerated Dough business was impacted by the $254 million of goodwill that had no tax basis and the $45 million of tax expense recognized on the sale of the European Bakery businesses was impacted by $140 million of cumulative translation adjustments that had no tax basis. The tax expense recognized on the sale of the household and body care businesses in 2011 includes a $190 million charge related to the anticipated repatriation of the cash proceeds received on the disposition of these businesses. In the fourth quarter of 2011, a repatriation tax benefit of $79 million was recognized on the gain transactions, which was reflected in the income taxes on the Shoe Care Products gain.

DISCONTINUED OPERATIONS CASH FLOWS

The company's discontinued operations impacted the cash flows of the company as follows:

In millions	2013	2012	2011
Discontinued operations impact on			
Cash from operating activities	$ 10	$ 122	$ 309
Cash from (used in) investing activities	86	(368)	2,291
Cash used in financing activities	(95)	(1,530)	(1,804)
Effect of changes in foreign exchange rates on cash	(1)	(216)	285
Net cash impact of discontinued operations	$ –	$(1,992)	$ 1,081
Cash balance of discontinued operations			
At start of period	$ –	$ 1,992	$ 911
At end of period	–	–	1,992
Increase (decrease) in cash of discontinued operations	$ –	$(1,992)	$ 1,081

The cash used in financing activities primarily represents the net transfers of cash with the corporate office. The net assets of the discontinued operations includes only the cash noted above as most of the cash of those businesses, with the exception of the international coffee and tea business, has been retained as a corporate asset.

There were no assets held for sale or disposition as of June 29, 2013. The assets held for sale of $5 million as of June 30, 2012 represented property, plant and equipment.

NOTE 6 - EXIT, DISPOSAL AND RESTRUCTURING ACTIVITIES

The company has incurred exit, disposition and restructuring charges for initiatives designed to improve its operational performance and reduce cost. Details on exited businesses is provided in Note 5 – Discontinued Operations, of these financial statements. In addition, in June 2012, the company completed the spin-off of its international coffee and tea operations into a new public company, which resulted in the company incurring certain costs in conjunction with the spin-off. These costs include restructuring actions such as employee termination costs and costs related to renegotiating contractual agreements; third-party professional fees for consulting and other services that are directly related to the spin-off; and the costs of employees solely dedicated to activities directly related to the spin-off.

The nature of the costs incurred includes the following:

Exit Activities, Asset and Business Disposition Actions

These amounts primarily relate to:

- Employee termination costs
- Lease and contractual obligation exit costs
- Gains or losses on the disposition of assets or asset groupings that do not qualify as discontinued operations

Restructuring/Spin-off Costs Recognized in Cost of Sales and Selling, General and Administrative Expenses

These amounts primarily relate to:

- Expenses associated with the installation of information systems
- Consulting costs
- Costs associated with the renegotiation of contracts for services with outside third-party vendors as part of the spin-off of the international coffee and tea operations

Certain of these costs are recognized in Cost of Sales or Selling, General and Administrative Expenses in the Consolidated Statements of Income as they do not qualify for treatment as an exit activity or asset and business disposition pursuant to the accounting rules for exit and disposal activities. However, management believes that the disclosure of these charges provides the reader with greater transparency to the total cost of the initiatives.

The following is a summary of the (income) expense associated with these actions, and also highlights where the costs are reflected in the Consolidated Statements of Income:

In millions	*2013*	*2012*	*2011*
Exit and business dispositions	$ 9	$ 81	$38
Selling, general and administrative expenses	39	115	36
Total	$48	$196	$74

The impact of these actions on the company's business segments and unallocated corporate expenses is summarized as follows:

In millions	*2013*	*2012*	*2011*
Retail	$ (1)	$ 14	$11
Foodservice/Other	(2)	4	3
(Increase) Decrease in business segment income	(3)	18	14
Increase in general corporate expenses	51	178	60
Total	$48	$196	$74

The following table summarizes the activity during 2013 related to exit, disposal and restructuring related actions and the status of the related accruals as of June 29, 2013. The accrued amounts remaining represent the estimated cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next 12 months.

In millions	*Employee Termination and Other Benefits*	*IT and Other Costs*	*Non-cancellable Leases/ Contractual Obligations*	*Asset and Business Disposition Actions*	*Total*
Accrued costs as of June 30, 2012	$ 42	$ 16	$ 21	$ –	$ 79
Exit, disposal and other costs (income) recognized during 2013	6	40	12	(6)	52
Cash payments	(28)	(44)	(27)	–	(99)
Non-cash charges	(5)	(8)	17	–	4
Charges (income) in discontinued operations	(2)	2	–	–	–
Change in estimate	(3)	(1)	–	–	(4)
Asset and business disposition action	–	–	–	6	6
Accrued costs as of June 29, 2013	$ 10	$ 5	$ 23	$ –	$ 38

The 2013 exit, disposal and restructuring related actions are summarized below:

- Recognized third-party consulting costs related to cost saving and efficiency studies
- Recognized severance charges associated with planned employee terminations
- Recognized third-party costs associated with the spin-off of international coffee and tea operations
- Recognized lease exit costs
- Disposed of certain manufacturing facilities related to the Retail and Foodservice/Other segments and recognized a pretax gain of $6 million.

During 2013, the company began implementation of various cost saving and efficiency initiatives and recognized $17 million of charges primarily related to consulting costs.

In 2012, the company recognized a charge to implement a plan to terminate approximately 520 employees, related to the retail, foodservice and corporate office operations and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. As of June 29, 2013 all of the employees affected under this plan have been terminated.

NOTE 7 - COMMON STOCK

On June 28, 2012, the company effected a 1-for-5 reverse stock split of Hillshire Brands common stock. As a result, every five shares of Hillshire Brands common stock were converted into one share of Hillshire Brands common stock. Any reference to the number of shares outstanding or any per share amounts has been adjusted to reflect the impact of this reverse stock split.

Changes in outstanding shares of common stock for the past three years were:

Shares in thousands	*2013*	*2012*	*2011*
Beginning balances	120,644	117,420	132,424
Stock issuances			
Stock option and benefit plans	2,436	1,104	642
Restricted stock plans	155	2,119	398
Reacquired shares	–	–	(16,044)
Other	13	1	–
Ending balances	123,248	120,644	117,420

Common stock dividends and dividend-per-share amounts declared on outstanding shares of common stock were:

In millions except per share data	*2013*	*2012*	*2011*
Common stock dividends declared	$ 61	$ 137	$ 275
Dividends per share amount declared	$0.50	$1.15	$2.30

During 2010, the company's Board of Directors had authorized a $3.0 billion share repurchase program. In March of 2010, the company repurchased 7.3 million shares at a cost of $500 million under this program using an accelerated share repurchase program (ASR). The ASR provided for a final settlement adjustment at termination in either shares of common stock or cash based on the final volume weighted average stock price. In 2011, the company paid $13 million as a final settlement on the ASR. During 2011, the company also repurchased 16 million shares at a cost of $1.3 billion.

As of June 29, 2013, the remaining amount authorized for repurchase is $1.2 billion of common stock under an existing share repurchase program, plus 2.7 million shares of common stock that remain authorized for repurchase under the company's prior share repurchase program.

NOTE 8 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are:

In millions	*Cumulative Translation Adjustment*	*Net Unrealized Gain (Loss) on Qualifying Cash Flow Hedges/Other*	*Pension/ Post-retirement Liability Adjustment*	*Accumulated Other Comprehensive Income (Loss)*
Balance at July 3, 2010	$(106)	$(1)	$(807)	$(914)
Disposition of Household & Body Care businesses	55	–	–	55
Amortization of net actuarial loss and prior service credit	–	–	16	16
Net actuarial gain arising during the period	–	–	326	326
Pension plan curtailment	–	–	25	25
Other comprehensive income (loss) activity	270	7	(50)	227
Balance at July 2, 2011	219	6	(490)	(265)
Business dispositions	127	–	–	127
Amortization of net actuarial loss and prior service credit	–	–	(1)	(1)
Net actuarial loss arising during the period	–	–	(70)	(70)
Pension plan curtailments/ settlements	–	–	24	24
Spin-off of International Coffee and Tea business	(180)	–	343	163
Other comprehensive income (loss) activity	(150)	2	26	(122)
Balance at June 30, 2012	16	8	(168)	(144)
Business dispositions	(15)	–	–	(15)
Amortization of net actuarial loss and prior service credit	–	–	(2)	(2)
Net actuarial gain arising during the period	–	–	27	27
Pension plan curtailments/ settlements	–	–	1	1
Spin-off of International Coffee and Tea business	6	–	–	6
Other comprehensive income (loss) activity	(6)	(8)	–	(14)
Balance at June 29, 2013	$ 1	$ –	$(142)	$(141)

NOTE 9 - STOCK-BASED COMPENSATION

The company has various stock option and stock award plans. At June 29, 2013, 20.3 million shares were available for future grant in the form of options, stock unit awards, restricted shares or stock appreciation rights. The company will satisfy the requirement for common stock for share-based payments by issuing shares out of authorized but unissued common stock.

STOCK OPTIONS

The exercise price of each stock option equals the market price of the company's stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally cliff vest and expense is recognized on a straight-line basis during the vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2013	2012	2011
Weighted average expected lives	6.0	7.0	7.2
Weighted average risk-free interest rates	0.95%	1.37%	2.08%
Range of risk-free interest rates	0.94 – 1.03%	1.28 – 1.38%	1.91 – 2.66%
Weighted average expected volatility	29.7%	28.1%	28.0%
Range of expected volatility	29.7 – 30.0%	28.1 – 28.3%	27.3 – 30.0%
Dividend yield	2.0%	2.5%	2.9%

The company uses historical volatility for a period of time that is comparable to the expected life of the option to determine volatility assumptions.

A summary of the changes in stock options outstanding under the company's option plans during 2013 is presented below:

Shares in thousands	*Shares*	*Weighted Average Exercise Price*	*Weighted Average Remaining Contractual Term (Years)*	*Aggregate Intrinsic Value (in millions)*
Options outstanding at June 30, 2012	6,264	$23.01	3.2	$38
Granted	2,525	25.99	–	–
Exercised	(2,563)	19.34	–	–
Canceled/expired	(371)	27.16	–	–
Options outstanding at June 29, 2013	5,855	$25.59	6.3	$44
Options exercisable at June 29, 2013	3,065	$24.92	3.8	$25

The company received cash from the exercise of stock options during 2013 of $47 million. As of June 29, 2013, the company had $10.1 million of total unrecognized compensation expense related to stock option plans that will be recognized over the weighted average period of 0.9 years.

In millions except per share data	*2013*	*2012*	*2011*
Number of options exercisable at end of fiscal year	3,065	5,704	7,784
Weighted average exercise price of options exercisable at end of fiscal year	$24.92	$22.65	$26.38
Weighted average grant date fair value of options granted during the fiscal year	$ 6.08	$ 6.35	$ 5.29
Total intrinsic value of options exercised during the fiscal year	$ 22.9	$ 23.5	$ 8.0
Fair value of options that vested during the fiscal year	$ 0.3	$ 16.9	$ 4.5

STOCK UNIT AWARDS

Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from 1 to 3 years. Upon the achievement of defined parameters, the RSUs are generally converted into shares of the company's common stock on a one-for-one basis and issued to the employees. A portion of all RSUs vest solely upon continued future service to the company. A portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation is recognized over the period during which the employees provide the requisite service to the company.

The fair value of performance-based awards pegged to market-based targets is estimated on the date of grant using a Monte-Carlo simulation model containing the following assumptions:

	2013
Range of risk-free interest rates	0.28 – 0.35%
Range of expected volatility	24.0 – 25.0%
Range of initial TSR	(7.3)– 13.1%
Dividend yield	2%

The following is a summary of the changes in the stock unit awards outstanding under the company's benefit plans during 2013:

Shares in thousands	*Shares*	*Weighted Average Grant Date Fair Value*	*Weighted Average Remaining Contractual Term (Years)*	*Aggregate Intrinsic Value (in millions)*
Nonvested share units at June 30, 2012	340	$26.24	.7	$10
Granted	734	25.02	0	–
Vested	(158)	25.66	0	–
Forfeited	(71)	26.64	0	–
Nonvested share units at June 29, 2013	845	$25.26	1.6	$28
Exercisable share units at June 29, 2013	57	$22.07	5.7	$ 2

As of June 29, 2013, the company had $12 million of total unrecognized compensation expense related to stock unit plans that will be recognized over the weighted average period of 1.8 years.

In millions except per share data	2013	2012	2011
Stock Unit Awards			
Fair value of share-based units that vested during the fiscal year	$ 4	$ 88	$ 42
Weighted average grant date fair value of share based units granted during the fiscal year	$25.02	$29.09	$23.40
All Stock-Based Compensation			
Total compensation expense	$ 13	$ 35	$ 41
Tax benefit on compensation expense	$ 5	$ 11	$ 15

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLANS (ESOP)

The company maintains an ESOP that holds common stock of the company that is used to fund a portion of the company's matching program for its 401(k) savings plan for domestic non-union employees. The purchase of the original stock by the ESOP was funded both with debt guaranteed by the company and loans from the company. The debt guaranteed by the company was fully paid in 2004 and only loans from the company to the ESOP remain. Each year, the company makes contributions that, with the dividends on the common stock held by the ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year's debt service to the sum of the total principal and interest payments over the remaining life of the loan. The number of unallocated shares in the ESOP was 3 million at June 29, 2013 and 5 million at June 30, 2012. Expense recognition for the ESOP is accounted for under the grandfathered provisions contained within US GAAP.

The expense for the 401(k) savings plan recognized by the ESOP amounted to $5 million in 2013, $14 million in 2012 and $15 million in 2011. Payments to the ESOP were $10 million in 2013, $6 million in 2012 and $23 million in 2011.

NOTE 11 - EARNINGS PER SHARE

Net income (loss) per share – basic is computed by dividing income (loss) attributable to Hillshire Brands by the weighted average number of common shares outstanding for the period. Net income (loss) per share – diluted reflects the potential dilution that could occur if options and fixed awards to be issued under stock-based compensation arrangements were converted into common stock.

Options to purchase 2.2 million shares of common stock at June 29, 2013, 847 thousand shares of common stock at June 30, 2012 and 6.2 million shares of common stock at July 2, 2011 were not included in the computation of diluted earnings per share because these options were either anti-dilutive or the exercise price was greater than the average market price of the company's outstanding common stock. In 2012, the dilutive effect of stock options and award plans were excluded from the earnings per share calculation because they would be antidilutive given the loss in the period.

The following is a reconciliation of net income to net income per share – basic and diluted – for the years ended June 29, 2013, June 30, 2012 and July 2, 2011:

In millions except earnings per share	2013	2012	2011
Income (loss) from continuing operations attributable to Hillshire Brands	$ 184	$ (20)	$ 58
Net income from discontinued operations attributable to Hillshire Brands	68	865	1,205
Net income attributable to Hillshire Brands	$ 252	$ 845	$1,263
Average shares outstanding – basic	123	119	124
Dilutive effect of stock compensation	–	–	1
Diluted shares outstanding	123	119	125
Income (loss) per common share – Basic			
Income (loss) from continuing operations	$1.50	$(0.16)	$ 0.47
Income from discontinued operations	0.55	7.29	9.69
Net income	$2.05	$ 7.13	$10.16
Income (loss) per common share – Diluted			
Income (loss) from continuing operations	$1.49	$(0.16)	$ 0.46
Income from discontinued operations	0.55	7.29	9.65
Net income	$2.04	$ 7.13	$10.11

NOTE 12 - DEBT INSTRUMENTS

The composition of the company's long-term debt, which includes capital lease obligations, is summarized in the following table:

In millions	*Maturity Date*	2013	2012
Senior debt			
10% zero coupon notes ($19 million face value)	2014	$ 18	$ 16
10% – 14.25% zero coupon notes ($105 million face value)	2015	93	82
2.75% notes	2016	400	400
4.1% notes	2021	278	278
6.125% notes	2033	152	152
Total senior debt		941	928
Obligations under capital lease		–	2
Other debt		11	15
Total debt		952	945
Unamortized discounts		(1)	(1)
Total long-term debt		951	944
Less current portion		(19)	(5)
		$932	$939

In May 2012, the company issued $650 million in senior notes through a private placement. The offering consisted of $232 million of 3.60% senior notes due May 15, 2019, $120 million of 3.81% senior notes due May 15, 2020, $124 million of 4.03% senior notes due May 15, 2021 and $174 million of 4.20% senior notes due May 15, 2022. The proceeds were used to payoff existing indebtedness and for general purposes. As part of the spin-off, the company satisfied its obligations under these notes by effectively transferring the $650 million of indebtedness as part of the spin-off.

In April 2012, the company completed a tender offer for up to $470 million of combined aggregate principal amount of three series of its outstanding debt securities: 6.125% Notes due Nov. 2032, 4.10% Notes due 2020 and 2.75% Notes due 2015. Upon the expiration of the tender, the company accepted for purchase $348.4 million of 6.125% Notes and $121.6 million of the 4.10% Notes and recognized $26 million of charges associated with the early extinguishment of this debt.

In April 2012, the company redeemed all of its 3.875% Notes due 2013, of which the aggregate principal amount outstanding was $500 million. A charge of $13 million was incurred related to the early extinguishment of this debt.

Payments required on long-term debt during the years ending 2014 through 2018 are $19 million, $93 million, $400 million, nil and nil, respectively. The company made cash interest payments of $35 million, $73 million and $99 million in 2013, 2012 and 2011, respectively.

The company had a $1.2 billion revolving credit facility that matured on the date on which the spin-off was consummated. It was replaced by a $750 million revolving credit facility that matures in June 2017. The credit facility has an annual fee of 0.15% of the facility size as of June 29, 2013. Pricing under this facility is based on the company's current credit rating. As of June 29, 2013, the company did not have any borrowings outstanding under the credit facility. This agreement supports commercial paper borrowings and other financial instruments. The company had $57 million of letters of credit under this facility outstanding as of June 29, 2013. The company's credit facility and debt agreements contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the company is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended June 29, 2013, the company's interest coverage ratio was 9.0 to 1.0.

The financial covenants also include a requirement to maintain a leverage ratio of not more than 3.5 to 1.0. The leverage ratio is based on the ratio of consolidated total indebtedness to an adjusted consolidated EBITDA. For the 12 months ended June 29, 2013, the leverage ratio was 2.1 to 1.0.

Selected data on the company's short-term obligations follow:

In millions	*2012*	*2011*
Maximum month-end borrowings	$ 335	$ 503
Average borrowings during the year	97	242
Year-end borrowings	–	198
Weighted average interest rate during the year	0.34%	0.31%
Weighted average interest rate at year-end	–%	0.30%

There were no short-term borrowings during 2013.

NOTE 13 - LEASES

The company leases certain facilities, equipment and vehicles under agreements that are classified as either operating or capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases have terms of generally less than seven years.

In millions	*June 29, 2013*	*June 30, 2012*
Gross book value of capital lease assets included in property	$3	$4
Net book value of capital lease assets included in property	–	2

Future minimum payments, by year and in the aggregate, under capital leases are less than $1 million at June 29, 2013. Future minimum payments, by year end in the aggregate, under noncancelable operating leases having an original term greater than one year at June 29, 2013 were as follows:

In millions	*Operating Leases*
2014	$ 19
2015	15
2016	11
2017	10
2018	9
Thereafter	77
Total minimum lease payments	$141

In millions	*2013*	*2012*	*2011*
Depreciation of capital lease assets	$ 2	$ 1	$ 1
Rental expense under operating leases	23	22	27

NOTE 14 - CONTINGENCIES AND COMMITMENTS

CONTINGENT LIABILITIES

The company is a party to various pending legal proceedings, claims and environmental actions by government agencies. The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to the particular matter.

Aris This is a consolidation of cases filed by individual complainants with the Republic of the Philippines, Department of Labor and Employment and the National Labor Relations Commission (NLRC) from 1998 through July 1999. The complaint alleges unfair labor practices due to the termination of manufacturing operations in the Philippines by Aris Philippines, Inc. (Aris), a former subsidiary of the company. The complaint names the company as a party defendant. In 2006, the arbitrator ruled against the company and awarded the plaintiffs approximately $80 million in damages and fees. This ruling was appealed by the company and subsequently set aside by the NLRC in December 2006. Both the complainants and the company have filed motions for reconsideration. The company continues to believe that the plaintiffs' claims are without merit; however, it is reasonably possible that this case will be ruled against the company and have a material adverse impact on the company's results of operations and cash flows. The company has initiated settlement discussions for this case and has established an accrual for the estimated settlement amount.

Multi-Employer Pension Plans The company participates in one multi-employer pension plan (MEPP) that provided retirement benefits to certain employees covered by collective bargaining agreements. Participating employers in a MEPP are jointly responsible for any plan underfunding. MEPP contributions are established by the applicable collective bargaining agreements; however, the MEPPs may impose increased contribution rates and surcharges based on the funded status of the plan and the provisions of the Pension Protection Act of 2006 (PPA). The PPA imposes minimum funding requirements on the plans. Plans that fail to meet certain funding standards as defined by the PPA are categorized as being either in a critical or endangered status. We have received notice that the plan to which we contribute has been designated in critical status. The trustees of critical status multi-employer plans must adopt a rehabilitation or funding improvement plan designed to improve the plan's funding within a prescribed period of time. Rehabilitation and funding improvement plans may include increased employer contributions, reductions in benefits or a combination of the two. Unless otherwise agreed upon, any requirement to increase employer contributions will not take effect until the current collective bargaining agreements expire. However, a five percent surcharge for the initial critical year (increasing to ten percent for the following and subsequent years) is imposed on contributions to plans in critical status and remains in effect until the bargaining parties agree on modifications consistent with the rehabilitation plan adopted by the trustees. In addition, the failure of a plan to meet funding improvement targets provided in its rehabilitation or funding improvement plan could result in the imposition of an excise tax on contributing employers.

Under current law regarding multi-employer pension plans, a withdrawal or partial withdrawal from any plan that was underfunded would render us liable for our proportionate share of that underfunding. This potential unfunded pension liability also applies ratably to other contributing employers. Information regarding underfunding is generally not provided by plan administrators and trustees on a current basis and when provided, is difficult to independently validate. Any public information available relative to multi-employer pension plans may be dated as well. In the event a withdrawal or partial withdrawal was to occur with respect to the MEPP to which the company makes contributions, the impact to our consolidated financial statements could be material. Withdrawal liability triggers could include the company's decision to close a plant or the dissolution of a collective bargaining unit.

The company's regularly scheduled contributions to MEPPs related to continuing operations totaled approximately $1 million in 2013, $2 million in 2012 and $3 million in 2011.

GUARANTEES

The company is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the company under which the company agrees to indemnify a third party against losses arising from a breach of representations and covenants related to matters such as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the company to challenge the other party's claims. In addition, the company's obligations under these agreements may be limited in terms of time and/or amount, and in some cases the company may have recourse against third parties for certain payments made by the company. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the company under these agreements have not had a material effect on the company's business, financial condition or results of operations. The company believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the company's business, financial condition or results of operations.

The material guarantees for which the maximum potential amount of future payments can be determined, are as follows:

Contingent Lease Obligations The company is contingently liable for leases on property operated by others. At June 29, 2013, the maximum potential amount of future payments the company could be required to make, if all of the current operators default on the rental arrangements, is $18 million. The minimum annual rentals under these leases are $9 million in 2014, $8 million in 2015 and $1 million in 2016. The largest components of these amounts relate to a number of retail store leases operated by Coach, Inc. Coach, Inc. is contractually obligated to provide the company, on an annual basis, with a standby letter of credit approximately equal to the next year's rental obligations. The letter of credit in place at the close of 2013 was $7 million. This obligation to provide a letter of credit expires when the company's contingent lease obligation is substantially extinguished. The company has not recognized a liability for the contingent obligation on the Coach, Inc. leases.

Contingent Debt Obligations and Other The company has guaranteed the payment of certain third-party debt. The maximum potential amount of future payments that the company could be required to make, in the event that these third parties default on their debt obligations, is $16 million. At the present time, the company does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

In 2010, the company recognized a $26 million charge for a foreign tax indemnification related to the company's direct selling business that was sold in 2006. In 2013, the remaining tax indemnification issues were finalized and, as a result, the company recognized $10 million of pre-tax income related to the reversal of a portion of the amount originally charged to income.

NOTE 15 - FINANCIAL INSTRUMENTS

BACKGROUND INFORMATION

The company uses derivative financial instruments, including futures, options and swap contracts to manage its exposures to commodity prices and interest rate risks. The use of these derivative financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the company. The company does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives. More information concerning accounting for financial instruments can be found in Note 2, Summary of Significant Accounting Policies in the company's 2013 Annual Report.

TYPES OF DERIVATIVE INSTRUMENTS

Interest Rate and Cross Currency Swaps The company had utilized interest rate swap derivatives to manage interest rate risk, in order to maintain a targeted amount of both fixed-rate and floating-rate long-term debt and notes payable. Interest rate swap agreements that are effective at hedging the fair value of fixed-rate debt agreements are designated and accounted for as fair value hedges. The company has a fixed interest rate on virtually all of its long-term debt, and as of June 29, 2013 the company is not a party to any interest rate swap agreements.

Prior to the spin-off of its international coffee and tea business in June 2012, the company issued certain foreign-denominated debt instruments and utilized cross currency swaps to reduce the variability of functional currency cash flows related to foreign currency debt. Cross currency swap agreements that are effective at hedging the variability of foreign-denominated cash flows are designated and accounted for as cash flow hedges. In the fourth quarter of 2012, the company entered into an offsetting cross currency swap to neutralize €229 million due under the company's one remaining cross currency swap that matured in June 2013. The net cash paid on both derivative instruments was approximately $40 million.

Commodity Futures and Options Contracts The company uses commodity futures and options to hedge a portion of its commodity price risk. The principal commodities hedged by the company include pork, beef, natural gas, diesel fuel, corn, wheat and other ingredients. The company does not use significant levels of commodity financial instruments to hedge commodity prices and primarily relies upon fixed rate supplier contracts to determine commodity pricing. In circumstances where commodity-derivative instruments are used, there is a high correlation between the commodity costs and the derivative instruments. For those instruments where the commodity instrument and underlying hedged item correlate between 80% – 125%, the company accounts for those contracts as cash flow hedges. However, the majority of commodity derivative instruments are accounted for as mark-to-market hedges. The company only enters into futures and options contracts that are traded on established, well-recognized exchanges that offer high liquidity, transparent pricing, daily cash settlement and collateralization through margin requirements.

NON-DERIVATIVE INSTRUMENTS

Prior to the spin-off of its international coffee and tea business, the company used non-derivative instruments such as non-U.S. dollar financing transactions or non-U.S. dollar assets or liabilities, including intercompany loans, to hedge the exposure of changes in underlying foreign currency denominated subsidiary net assets, and they were declared as Net Investment Hedges.

The notional values of the various derivative instruments used by the company are summarized in the following table:

In millions	June 29, 2013	June 30, 2012	Hedge Coverage (Number of Months)
Swap contracts			
Rec. fixed/pay fixed – cross currency swaps notional[1]	$ –	$(40)	–
Commodity contracts			
Commodity future contracts[2]			
Grains and oilseeds	$34	$ 56	5
Energy	29	27	11
Other commodities	20	25	6

1 *The notional value is calculated using the exchange rates as the reporting date.*
2 *Commodity futures contracts are determined by the notional cost of the contract.*

CASH FLOW PRESENTATION

The cash receipts and payments from a derivative instrument are classified according to the nature of the instrument, when realized, generally in investing activities unless otherwise disclosed. However, cash flows from a derivative instrument that are accounted for as a fair value hedge or cash flow hedge are classified in the same category as the cash flows from the items being hedged provided the derivative does not include a financing element at inception. If a derivative instrument includes a financing element at inception, all cash inflows and outflows of the derivative instrument are considered cash flows from financing activities. If, for any reason, hedge accounting is discontinued, any remaining cash flows after that date shall be classified consistent with mark-to-market instruments.

CONTINGENT FEATURES/ CONCENTRATION OF CREDIT RISK

All of the company's derivative instruments are governed by International Swaps and Derivatives Association (i.e., ISDA) master agreements, requiring the company to maintain an investment grade credit rating from both Moody's and Standard & Poor's credit rating agencies. If the company's credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate collateralization on the derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position was nil on June 29, 2013 and $40 million on June 30, 2012, for which the company posted no collateral.

A large number of major international financial institutions are counterparties to the company's financial instruments. The company enters into financial instrument agreements only with counterparties meeting very stringent credit standards (a credit rating of A-/A3 or better), limiting the amount of agreements or contracts it enters into with any one party and, where legally available, executing master netting agreements. The company regularly monitors these positions. While the company may be exposed to credit losses in the event of nonperformance by individual counterparties of the entire group of counterparties, the company has not recognized any losses with these counterparties in the past and does not anticipate material losses in the future.

Trade accounts receivable due from customers that the company identified as having low or no credit ratings were $60 million at June 29, 2013 and $52 million at June 30, 2012.

FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value must be categorized into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The carrying amounts of cash and equivalents, trade accounts receivables, accounts payable, derivative instruments and notes payable approximate fair values due to their short-term nature and are considered Level 1 based on the valuation inputs. The carrying value of derivative instruments approximate fair value but may be considered Level 1 or Level 2 based on the valuation inputs used (see balance sheet classification and fair value determination in the table presented later in this disclosure.) The fair value of the company's long-term debt (considered Level 2 based on the valuation inputs used), including the current portion, is estimated using discounted cash flows based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

	June 29, 2013		June 30, 2012	
In millions	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Long-term debt, including current portion	$981	$951	$1,004	$945

Information on the location and amounts of derivative fair values in the Consolidated Balance Sheet at June 29, 2013 and June 30, 2012 is as follows:

	Assets		Liabilities	
	Other Current Assets		Accrued Liabilities – Other	
In millions	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
Derivatives designated as hedging instruments				
Foreign exchange contracts[1]	$–	$–	$–	$40
Derivatives not designated as hedging instruments				
Foreign exchange contracts[1]	–	1	–	–
Total derivatives	$–	$1	$–	$40

1 *Categorized as level 2: Fair value of level 2 assets and liabilities as of June 30, 2012 are $1 million and $40 million, respectively.*

Information related to our cash flow hedges, net investment hedges, fair value hedges and other derivatives not designated as hedging instruments for the periods ended June 29, 2013, and June 30, 2012, follows:

	Interest Rate Contracts		Foreign Exchange Contracts		Commodity Contracts		Total	
In millions — Year ended	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
CASH FLOW DERIVATIVES								
Amount of gain (loss) recognized in other comprehensive income (OCI)[1]	$–	$(8)	$–	$ –	$ 6	$13	$ 6	$ 5
Amount of gain (loss) reclassified from AOCI into earnings[1,2]	–	(3)	–	2	18	2	18	1
Amount of ineffectiveness recognized in earnings[3,4]	–	–	–	(2)	(1)	2	(1)	–
Amount of gain (loss) expected to be reclassified into earnings during the next twelve months	–	–	–	–	(2)	10	(2)	10
NET INVESTMENT DERIVATIVES								
Amount of gain (loss) recognized in OCI[1]	–	–	–	604	–	–	–	604
Amount of gain (loss) recognized from OCI into earnings[6]	–	–	–	(446)	–	–	–	(446)
Amount of gain (loss) recognized from OCI into spin-off dividend[7]	–	–	–	324	–	–	–	324
FAIR VALUE DERIVATIVES								
Amount of derivative gain (loss) recognized in earnings[5]	–	1	–	–	–	–	–	1
Amount of hedged item gain (loss) recognized in earnings[5]	–	4	–	–	–	–	–	4
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS								
Amount of gain (loss) recognized in Cost of Sales	–	–	–	–	(2)	(2)	(2)	(2)
Amount of gain (loss) recognized in SG&A	–	–	–	(15)	2	–	2	(15)

1 *Effective portion.*
2 *Gain (loss) reclassified from AOCI into earnings is reported in interest or debt extinguishment, for interest rate swaps, in selling, general, and administrative (SG&A) expenses for foreign exchange contracts and in cost of sales for commodity contracts.*
3 *Gain (loss) recognized in earnings is related to the ineffective portion and amounts excluded from the assessment of hedge effectiveness.*
4 *Gain (loss) recognized in earnings is reported in interest expense for foreign exchange contract and SG&A expenses for commodity contracts.*
5 *The amount of gain (loss) recognized in earnings on the derivative contracts and the related hedged item is reported in interest or debt extinguishment, for the interest rate contracts and SG&A for the foreign exchange contracts.*
6 *The gain (loss) recognized from OCI into earnings is reported in gain on sale of discontinued operations.*
7 *The gain/(loss) recognized from OCI into the spin-off dividend is reported in Retained Earnings as a result of the spin-off.*

NOTE 16 - DEFINED BENEFIT PENSION PLANS

The company sponsors two U.S. and one Canadian pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

MEASUREMENT DATES AND ASSUMPTIONS

A fiscal year end measurement date is utilized to value plan assets and obligations for all of the company's defined benefit pension plans.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of continuing operations were as follows:

	2013	2012	2011
Net periodic benefit cost			
Discount rate	4.2%	5.5%	5.4%
Long-term rate of return on plan assets	6.2%	6.5%	7.3%
Plan obligations			
Discount rate	4.8%	4.2%	5.5%

The discount rate is determined by utilizing a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. Compensation increase assumptions are based upon historical experience and anticipated future management actions. Compensation changes for participants in the U.S. plans no longer have an impact on the benefit cost or plan obligations as the participants in the U.S. salaried plan will no longer accrue additional benefits. In determining the long-term rate of return on plan assets, the company assumes that the historical long-term compound growth rates of equity and fixed-income securities and other plan investments will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions.

NET PERIODIC BENEFIT COST AND FUNDED STATUS

The components of the net periodic benefit cost for continuing operations were as follows:

In millions	*2013*	*2012*	*2011*
Components of defined benefit net periodic benefit cost			
Service cost	$ 11	$ 9	$ 7
Interest cost	70	73	73
Expected return on assets	(92)	(86)	(81)
Amortization of:			
Prior service cost	1	1	1
Net actuarial loss	4	3	13
Settlement loss	6	1	–
Net periodic benefit cost	$ –	$ 1	$ 13

In 2013, the company recognized $1 million of settlement losses associated with settlement of two of the company's defined benefit pension plans in Canada. The losses resulted from recognition of the unamortized actuarial losses associated with these two plans. The company also recognized a $4 million loss related to the payout of the surplus assets associated with these plans, which were in an overfunded position. The remaining $1 million of settlement losses were associated with plan settlements resulting from the payment of lump-sum benefits to plan participants.

In 2012, the company recognized $1 million of settlement losses associated with plan settlements resulting from the payment of lump-sum benefits to plan participants. In 2012, the disposition of the North American fresh bakery business resulted in the recognition of a $36 million net settlement loss as a result of the assumption of the related plan liabilities by the buyer. The settlement loss was recognized as part of the gain on disposition of this business.

In 2011, the company recognized a curtailment loss of $5 million associated with the fresh bakery businesses as a result of the expected decline in expected years of future service associated with the planned disposition of this business. The amounts recognized in 2011 were reported as part of the results of discontinued operations.

The net periodic benefit cost of the defined benefit pension plans in 2013 was virtually unchanged from 2012 as an increase settlement losses and amortization expense was offset by an increase in asset returns and lower interest expense.

The net periodic benefit cost of the defined benefit pension plans in 2012 was $12 million lower than in 2011. The decrease was primarily due to a reduction in the amortization of net actuarial losses due to actuarial gains recognized during 2011, which reduced the amount of actuarial losses to be amortized as of the end of 2011.

The amount of prior service cost and net actuarial loss that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost in continuing operations during 2014 is $1 million and $4 million, respectively.

The funded status of defined benefit pension plans at the respective year-ends was as follows:

In millions	*2013*	*2012*
Projected benefit obligation		
Beginning of year	$1,680	$1,377
Service cost	11	9
Interest cost	70	73
Plan amendments/other	1	1
Benefits paid	(81)	(73)
Actuarial (gain) loss	(123)	294
Settlements	4	–
Foreign exchange	–	(1)
End of year	$1,562	$1,680
Fair value of plan assets		
Beginning of year	$1,515	$1,259
Actual return on plan assets	(3)	321
Employer contributions	8	9
Benefits paid	(81)	(73)
Foreign exchange	–	(1)
End of year	1,439	1,515
Funded status	$ (123)	$ (165)
Amounts recognized on the consolidated balance sheets		
Noncurrent asset	$ 1	$ 5
Accrued liabilities	(5)	(4)
Pension obligation	(119)	(166)
Net asset (liability) recognized	$ (123)	$ (165)
Amounts recognized in accumulated other comprehensive income		
Unamortized prior service cost	$ 7	$ 7
Unamortized actuarial loss, net	228	263
Total	$ 235	$ 270

The underfunded status of the plans decreased from $165 million in 2012 to $123 million in 2013, due to a $118 million decrease in plan obligations resulting from $123 million of actuarial gains driven by an increase in the discount rate which was only partially offset by a $76 million decrease in plan assets. The decrease in plan assets was the result of a decline in investment performance during the year.

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the company's pension plans as of the measurement dates in 2013 and 2012 were $1.562 billion and $1.680 billion, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

In millions	*2013*	*2012*
Projected benefit obligation	$1,555	$1,351
Accumulated benefit obligation	1,555	1,350
Fair value of plan assets	1,431	1,180

PLAN ASSETS, EXPECTED BENEFIT PAYMENTS AND FUNDING

The fair value of pension plan assets as of June 29, 2013 was determined as follows:

In millions	Total Fair Value	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities			
U.S. securities – pooled funds	$ 85	$ 85	$–
Non-U.S. securities – pooled funds	102	102	–
Total equity securities	187	187	–
Fixed income securities			
Government bonds	256	256	–
Corporate bonds	503	503	–
U.S. pooled funds	122	122	–
Non-U.S. pooled funds	5	5	–
Bond fund	324	324	–
Total fixed income securities	1,210	1,210	–
Real estate	23	23	–
Cash and equivalents	6	6	–
Derivatives	–	–	–
Other	13	13	–
Total fair value of assets	$1,439	$1,439	$–

The fair value of pension plan assets as of June 30, 2012 was determined as follows:

In millions	Total Fair Value	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities			
Non-U.S. securities – pooled funds	$ 38	$ 38	$–
Fixed income securities			
Government bonds	247	247	–
Corporate bonds	593	593	–
U.S. pooled funds	168	168	–
Non-U.S. pooled funds	6	6	–
Bond fund	341	341	–
Total fixed income securities	1,355	1,355	–
Real estate	21	21	–
Cash and equivalents	14	14	–
Derivatives	83	74	9
Other	4	4	–
Total fair value of assets	$1,515	$1,506	$9

Level 1 assets were valued using market prices based on daily net asset value (NAV) or prices available through a public stock exchange. Level 2 assets were valued primarily using market prices, derived from either an active market quoted price, which may require adjustments to account for the attributes of the asset, or an inactive market transaction. The company did not have any level 3 assets, which would include assets for which values are determined by non-observable inputs. See Note 15 – Financial Instruments for additional information as to the fair value hierarchy.

The percentage allocation of pension plan assets based on a fair value basis as of the respective year-end measurement dates is as follows:

	2013	2012
Asset category		
Equity securities	13%	6%
Debt securities	84	91
Real estate	2	1
Cash and other	1	2
Total	100%	100%

The overall investment objective is to manage the plan assets so that they are sufficient to meet the plan's future obligations while maintaining adequate liquidity to meet current benefit payments and operating expenses. The actual amount for which these obligations will be settled depends on future events and actuarial assumptions. These assumptions include the life expectancy of the plan participants. The resulting estimated future obligations are discounted using an interest rate curve that represents a return that would be required from high quality corporate bonds. The company has adopted a liability driven investment (LDI) strategy which consists of investing in a portfolio of assets whose performance is driven by the performance of the associated pension liability. This means that plan assets managed under an LDI strategy may underperform general market returns, but should provide for lower volatility of funded status as its return is designed to match the pension liability movement. Over time, as pension obligations become better funded, the company will further de-risk its investments and increase the allocation to fixed income.

As noted in the above table, on an aggregate fair value basis, the plan is currently at 84% fixed income securities and 13% equity securities. Fixed income securities can include, but are not limited to, direct bond investments, pooled or indirect bond investments and cash. Other investments can include, but are not limited to, international and domestic equities, real estate, commodities and private equity. Derivative instruments may also be used in concert with either fixed income or equity investments to achieve desired exposure or to hedge certain risks. Derivative instruments can include, but are not limited to, futures, options, swaps or swaptions.

The assets are managed by professional investment firms and performance is evaluated against specific benchmarks. The responsibility for the investment strategies typically lies with an investment committee, which is composed of representatives appointed by the company.

Pension assets at the 2013 and 2012 measurement dates do not include any direct investment in the company's debt or equity securities. Substantially all pension benefit payments are made from assets of the pension plans. It is anticipated that the future benefit payments will be as follows: $71 million in 2014, $73 million in 2015, $76 million in 2016, $79 million in 2017, $82 million in 2018 and $454 million from 2019 to 2023. The company expects to contribute approximately $5 million to its pension plans in 2014.

DEFINED CONTRIBUTION PLANS

The company sponsors defined contribution plans, which cover certain salaried and hourly employees. The company's cost is determined by the amount of contributions it makes to these plans. The amounts charged to expense for contributions made to these defined contribution plans related to continuing operations totaled $25 million in 2013, $21 million in 2012 and $27 million in 2011.

MULTI-EMPLOYER PLANS

The company participates in a multi-employer plan that provides defined benefits to certain employees covered by collective bargaining agreements. Such plans are usually administered by a board of trustees composed of the management of the participating companies and labor representatives.

The company previously contributed to several multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that covered various union-represented employees but currently only contributes to one of these plans. The risks of participating in these multiemployer plans are different from single-employer plans. Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligation of the plan may be borne by the remaining participating employers. If we stop participating in a plan, we may be required to pay that plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability. None of the contributions to the pension funds for continuing operations was in excess of 5% or more of the total plan contributions for plan years 2013, 2012 and 2011. There are no contractually required minimum contributions to the plans as of June 29, 2013.

The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. The contributions for plans related to continuing operations were $1 million in 2013, $2 million in 2012 and $3 million in 2011. Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the company. The future cost of these plans is dependent on a number of factors including the funded status of the plans and the ability of the other participating companies to meet ongoing funding obligations.

The company's participation in these multiemployer plans for fiscal 2013 is outlined below. The EIN/Pension Plan Number column provides the Employer Identification Number (EIN) and the three digit plan number, if applicable. Unless otherwise noted, the most recent PPA zone status available in 2013 and 2012 is for the plan's year beginning January 1, 2013 and 2012, respectively. The zone status is based on information that the company has received from the plan and is certified by plans' actuaries. Among other factors, plans in the red zone are generally less than 65 percent funded. The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan (FIP) or rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreements to which the plans are subject. There have been no significant changes that affect the comparability of contributions from year to year.

In addition to regular contributions, the company could be obligated to pay additional contributions (known as complete or partial withdrawal liabilities) if a MEPP has unfunded vested benefits.

		PPA Zone Status		*FIP/RP Status*	*Contributions (in millions)*				
	EIN/Pension Plan Number	*2013*	*2012*	*Pending/ Implemented*	*2013*	*2012*	*2011*	*2013 Surcharge Imposed*	*Expiration Date of Collective Bargaining Agreement*
PENSION FUND PLAN NAME									
Bakery and Confectionary Union & Industry Intl Pension Fund	52-6118572/001	Red	Red	Nov 2012	$1	$2	$2	10%	Oct 2014
All other plans					–	–	1	N/A	N/A

NOTE 17 - POSTRETIREMENT HEALTH-CARE AND LIFE-INSURANCE PLANS

The company provides health-care and life-insurance benefits to certain retired employees and their covered dependents and beneficiaries. Generally, employees who have attained age 55 and have rendered 10 or more years of service are eligible for these postretirement benefits. Certain retirees are required to contribute to plans in order to maintain coverage.

MEASUREMENT DATE AND ASSUMPTIONS

A fiscal year end measurement date is utilized to value plan assets and obligations for the company's postretirement health-care and life-insurance plans pursuant to the accounting rules.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending June 29, 2013 were:

	2013	*2012*	*2011*
Net periodic benefit cost			
Discount rate	3.9%	5.3%	5.1%
Plan obligations			
Discount rate	4.4	3.8	5.3
Health-care cost trend assumed for the next year	7.5	7.5	8.0
Rate to which the cost trend is assumed to decline	5.0	5.0	5.0
Year that rate reaches the ultimate trend rate	2018	2017	2017

The discount rate is determined by utilizing a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. Assumed health-care trend rates are based on historical experience and management's expectations of future cost increases. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

In millions	*One Percentage Point Increase*	*One Percentage Point Decrease*
Effect on total service and interest components	$ 1	$(1)
Effect on postretirement benefit obligation	9	(8)

NET PERIODIC BENEFIT COST AND FUNDED STATUS

The components of the net periodic benefit income associated with continuing operations were as follows:

In millions	*2013*	*2012*	*2011*
Components of defined benefit net periodic cost (income)			
Service cost	$ 2	$ 2	$ 2
Interest cost	4	3	5
Net amortization and deferral	(9)	(8)	(9)
Net periodic benefit income	$(3)	$(3)	$(2)

The amount of the prior service credits and net actuarial loss that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2014 is $8 million of income and $1 million of expense, respectively.

The funded status of postretirement health-care and life-insurance plans related to continuing operations at the respective year-ends were:

In millions	*2013*	*2012*
Accumulated postretirement benefit obligation		
Beginning of year	$101	$ 84
Service cost	3	2
Interest cost	4	3
Net benefits paid	(5)	(8)
Plan participant contributions	1	2
Actuarial (gain) loss	(14)	18
End of year	90	101
Fair value of plan assets	1	1
Funded status	$ (89)	$(100)
Amounts recognized on the consolidated balance sheets		
Accrued liabilities	$ (6)	$ (6)
Other liabilities	(83)	(94)
Total liability recognized	$ (89)	$(100)
Amounts recognized in accumulated other comprehensive loss		
Unamortized prior service credit	$ (20)	$ (29)
Unamortized net actuarial loss	10	25
Unamortized net initial asset	–	(1)
Total	$ (10)	$ (5)

EXPECTED BENEFIT PAYMENTS AND FUNDING

Substantially all postretirement health-care and life-insurance benefit payments are made by the company. Using expected future service, it is anticipated that the future benefit payments that will be funded by the company will be as follows: $7 million in 2014, $6 million for 2015 through 2017, $7 million in 2018 and $36 million from 2019 to 2023.

The Medicare Part D subsidy received by the company was $1 million in 2013 and 2012. The subsidy received in 2011 was less than $1 million.

NOTE 18 - INCOME TAXES

The provisions for income taxes on continuing operations computed by applying the U.S. statutory rate to income from continuing operations before taxes as reconciled to the actual provisions were:

	2013	2012	2011
Income (loss) from continuing operations before income taxes			
United States	99.7 %	(97.9)%	99.5 %
Foreign	0.3 %	(2.1)%	0.5 %
Total	100.0 %	(100.0)%	100.0 %
Tax expense (benefit) at U.S. statutory rate	35.0 %	(35.0)%	35.0 %
State income taxes	2.1 %	0.4 %	2.6 %
Finalization of tax reviews and audits and changes in estimate on tax contingencies	(2.1)	(2.3)	4.0
Domestic production deduction	(1.6)	–	(3.8)
Employee benefit deductions	(1.5)	(8.5)	(4.6)
Non-taxable indemnification agreements	(1.7)	(22)	–
Non-deductible professional fees	0.2	28.9	3.5
Tax provision adjustments	(1.6)	(6.5)	(4.8)
Other, net	(0.7)	0.8	(0.1)
Taxes at effective worldwide tax rates	28.1 %	(44.2)%	31.8 %

The tax expense related to continuing operations increased $87 million in 2013 due primarily to an increase in pretax income from continuing operations of $291 million offset by $15 million of year-over-year increases in tax benefits for the items noted in the table above. The increase in tax benefits relate primarily to the release of certain contingent tax obligations after statutes in multiple jurisdictions lapsed and certain tax regulatory examinations and reviews were resolved, an increase in deductions associated with domestic production activities, and a decrease in the amount of non-deductible professional fees offset by a decrease in non-taxable indemnification income.

The tax expense related to continuing operations decreased $42 million in 2012 due primarily to a decline in pretax income from continuing operations of $120 million.

The tax expense related to continuing operations increased $92 million in 2011. The increase in tax expense in 2011 was due primarily to the year-over-year impact of a net tax benefit reported in 2010 that included a $90 million tax benefit for the release of certain contingent tax obligations after statutes in multiple jurisdictions lapsed and certain tax regulatory examinations and reviews were resolved.

The company intends to continue to reinvest all of its earnings outside of the U.S. and, therefore, has not recognized U.S. tax expense on these earnings. U.S. federal income tax and withholding tax on these foreign unremitted earnings would be immaterial.

Current and deferred tax provisions (benefits) were:

In millions	2013		2012		2011	
	Current	*Deferred*	*Current*	*Deferred*	*Current*	*Deferred*
U.S.	$27	$38	$(17)	$ 2	$(6)	$29
Foreign	–	–	–	–	1	–
State	3	4	3	(3)	5	(2)
	$30	$42	$(14)	$(1)	$ –	$27

Cash payments for income taxes from continuing operations were $12 million in 2013, $26 million in 2012 and $36 million in 2011.

Hillshire Brands and eligible subsidiaries file a consolidated U.S. federal income tax return. The company uses the asset-and-liability method to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax liability or asset for each temporary difference is determined based upon the tax rates that the company expects to be in effect when the underlying items of income and expense are realized. The company's expense for income taxes includes the current and deferred portions of that expense. A valuation allowance is established to reduce deferred tax assets to the amount the company expects to realize.

The deferred tax liabilities (assets) at the respective year-ends were as follows:

In millions	2013	2012
Deferred tax (assets)		
Pension liability	$ (52)	$ (73)
Employee benefits	(90)	(113)
Nondeductible reserves	(54)	(63)
Net operating loss and other tax carryforwards	(51)	(49)
Other	(28)	(16)
Gross deferred tax (assets)	(275)	(314)
Less valuation allowances	58	60
Net deferred tax (assets)	(217)	(254)
Deferred tax liabilities		
Property, plant and equipment	93	69
Intangibles	33	35
Deferred tax liabilities	126	104
Total net deferred tax liabilities	$ (91)	$(150)

There are state net operating losses of $51 million that begin to expire in 2014 through 2032.

Valuation allowances have been established on net operating losses and other deferred tax assets in certain U.S. state jurisdictions as a result of the company's determination that there is less than a 50% likelihood that these assets will be realized.

The company records tax reserves for uncertain tax positions taken, or expected to be taken, on a tax return. For those tax benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon audit settlement.

Due to the inherent complexities arising from the nature of the company's businesses, and from conducting business and being taxed in a substantial number of jurisdictions, significant judgments and estimates are required to be made. Agreement of tax liabilities between Hillshire Brands and the many tax jurisdictions in which the company files tax returns may not be finalized for several years. Thus, the company's final tax-related assets and liabilities may ultimately be different from those currently reported.

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $65 million as of June 29, 2013. This amount differs from the balance of unrecognized tax benefits as of June 30, 2012 primarily due to uncertain tax positions that created deferred tax assets in jurisdictions which have not been realized due to a lack of profitability in the respective jurisdictions. At this time, the company estimates that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $5 to $30 million in the next 12 months from a variety of uncertain tax positions as a result of the completion of various worldwide tax audits currently in process and the expiration of the statute of limitations in several jurisdictions.

The company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended June 29, 2013, June 30, 2012 and July 2, 2011, the company recognized a benefit of $1 million, benefit of $3 million and an expense of $2 million, respectively, of interest and penalties in continuing operations tax expense. The tax benefits in 2012 and 2013 were the result of the finalization of tax reviews and audits and changes in estimates of tax contingencies. As of June 29, 2013, June 30, 2012 and July 2, 2011, the company had accrued interest and penalties of approximately $8 million, $10 million and $21 million, respectively.

The company's tax returns are routinely audited by federal, state and foreign tax authorities and these audits are at various stages of completion at any given time. The Internal Revenue Service (IRS) has completed examinations of the company's U.S. income tax returns through June 28, 2008. With few exceptions, the company is no longer subject to state and local income tax examinations by tax authorities for years before July 2, 2005.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended June 29, 2013, June 30, 2012 and July 2, 2011:

In millions Year ended	June 29, 2013	June 30, 2012	July 2, 2011
Unrecognized tax benefits			
Beginning of year balance	$74	$ 83	$88
Increases based on current period tax positions	–	5	8
Increases based on prior period tax positions	–	24	–
Decreases based on prior period tax positions	–	(4)	(5)
Decreases related to settlements with tax authorities	–	(33)	(4)
Decreases related to a lapse of applicable statute of limitation	(7)	(1)	(4)
End of year balance	$67	$ 74	$83

NOTE 19 - BUSINESS SEGMENT INFORMATION

The following are the company's two business segments and the types of products and services from which each reportable segment derives its revenues.

- Retail sells a variety of packaged meat and frozen bakery products to retail customers in North America. It also includes gourmet artisanal sausage and salami products.
- Foodservice/Other sells a variety of meats and bakery products to foodservice customers in North America such as broad-line foodservice distributors, restaurants, hospitals and other large institutions and includes commodity meat products.

The company's management uses operating segment income in order to evaluate segment performance and allocate resources, which is defined as operating income before general corporate expenses; mark-to-market derivative gains/(losses); and amortization of trademarks and customer relationship intangibles. Beginning in 2013, the reported operating results for the business segments also excludes significant items and the impact of businesses that have been exited or disposed. The business segment results reflect the above changes for all periods presented. Significant items represent various income and/or expense items related to restructuring actions and other gains and losses that are not considered to be part of the core business results. The company believes that these results are more indicative of the company's core operating results and improve the comparability of the underlying results from period to period. Interest and other debt expense, as well as income tax expense, are centrally managed, and accordingly, such items are not presented by segment since they are not included in the measure of segment profitability reviewed by management. The accounting policies of the segments are the same as those described in Note 2 – Summary of Significant Accounting Policies.

In millions	*2013*	*2012*	*2011*
SALES			
Retail	$2,894	$2,884	$2,760
Foodservice/Other	1,026	1,025	1,001
	3,920	3,909	3,761
Impact of businesses exited/disposed	–	55	135
Intersegment	–	(6)	(12)
Total	$3,920	$3,958	$3,884

In millions	*2013*	*2012*	*2011*
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES			
Retail	$329	$ 313	$ 314
Foodservice/Other	75	79	102
Total operating segment income	404	392	416
General corporate expenses	(93)	(272)	(159)
Mark-to-market derivative gain/(loss)	(1)	(1)	2
Amortization of intangibles	(4)	(4)	(4)
Significant items – business segments	(15)	(47)	(31)
Impact of businesses exited/disposed	6	8	3
Total operating income	297	76	227
Net interest expense	(41)	(72)	(87)
Debt extinguishment costs	–	(39)	(55)
Income (loss) from continuing operations before income taxes	$256	$ (35)	$ 85

Net sales for a business segment may include sales between segments. Such sales are at transfer prices that are equivalent to market value.

Revenues from Wal-Mart Stores Inc. represent approximately $1.0 billion of the company's consolidated revenues for continuing operations in 2013, 2012 and 2011. Each of the company's business segments sells to this customer.

In millions	*2013*	*2012*	*2011*
ASSETS			
Retail	$1,273	$1,279	$1,282
Foodservice/Other	542	530	530
	1,815	1,809	1,812
Australian Bakery	–	58	66
Net assets held for sale/disposition	–	5	7,143
Other[1]	619	578	461
Total assets	$2,434	$2,450	$9,482
DEPRECIATION			
Retail	$ 90	$ 101	$ 79
Foodservice/Other	28	30	26
	118	131	105
Discontinued operations	2	104	186
Other	28	31	11
Total depreciation	$ 148	$ 266	$ 302
ADDITIONS TO LONG-LIVED ASSETS			
Retail	$ 95	$ 128	$ 207
Foodservice/Other	28	38	28
	123	166	235
Other	16	7	2
Total additions to long-lived assets	$ 139	$ 173	$ 237

[1] *Principally cash and cash equivalents, certain corporate fixed assets, deferred tax assets and certain other non-current assets.*

Net sales by product type within each business segment are as follows:

In millions	*2013*	*2012*	*2011*
SALES			
Retail			
Meat	$2,103	$2,117	$1,984
Meat-centric	685	647	639
Bakery	104	118	135
Commodities/Other	2	2	2
Total retail	2,894	2,884	2,760
Foodservice/Other			
Meat	507	520	501
Meat-centric	88	86	81
Bakery	343	344	358
Commodities/Other	88	75	61
Total Foodservice/Other	1,026	1,025	1,001
Total business segment sales	3,920	3,909	3,761
Impact of businesses exited/disposed	–	55	135
Intersegment elimination	–	(6)	(12)
Total net sales	$3,920	$3,958	$3,884

Meat category includes lunchmeat, hot dogs, breakfast sausage, smoked sausage and other meat products. Meat-centric category includes breakfast sandwiches, breakfast convenience, corn dogs and other ready to eat meal items. Bakery category includes cakes, pies, cheesecakes and other bakery products. Commodities/Other category includes commodity turkey and pork.

Hillshire Brands operations are principally in the United States. With respect to operations outside of the United States, no single foreign country or geographic region was significant. Foreign net sales were $17 million, $18 million and $19 million in 2013, 2012, and 2011, respectively, all of which was in Canada. The long-lived assets located outside of the United States are not significant.

NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The company's quarterly results for 2013 and 2012 are as follows:

In millions *Quarter*	*First*	*Second*	*Third*	*Fourth*
2013				
Continuing operations				
Net sales	$ 974	$1,060	$ 924	$ 962
Gross profit	294	332	272	264
Income (loss)	49	58	42	35
Income (loss) per common share				
Basic	0.40	0.47	0.34	0.29
Diluted	0.40	0.47	0.34	0.28
Net income (loss)	53	65	93	41
Net income (loss) per common share				
Basic	0.43	0.53	0.76	0.33
Diluted	0.43	0.53	0.75	0.33
Cash dividends declared	0.125	0.125	0.125	0.125
Market price				
High	30.43	28.74	35.19	37.28
Low	24.31	24.96	27.30	31.75
Close	26.78	27.49	35.15	33.08

In millions *Quarter*	*First*	*Second*	*Third*	*Fourth*
2012				
Continuing operations				
Net sales	$ 987	$1,053	$ 935	$ 983
Gross profit	273	298	260	270
Income (loss)	5	10	27	(62)
Income (loss) per common share				
Basic	0.04	0.09	0.23	(0.52)
Diluted	0.04	0.09	0.23	(0.52)
Net income (loss)	(218)	470	(3)	599
Net income (loss) per common share				
Basic	(1.86)	3.96	(0.02)	5.02
Diluted	(1.85)	3.94	(0.02)	5.02
Cash dividends declared	–	0.58	0.58	–
Market price[1]				
High	30.39	29.69	33.95	34.43
Low	24.54	24.12	28.67	27.56
Close	25.19	29.15	33.17	28.99

1 *The historical market prices for fiscal 2012 have been adjusted to reflect the impact of the spin-off of the international coffee and tea business and a 1-for-5 reverse stock split on June 28, 2012. A portion of the original market price was allocated to Hillshire Brands (approximately 30%) and a portion to the international coffee and tea business (approximately 70%) based on the same percentages to be used to allocate the cost of a share of common stock for tax basis purposes. After the market price attributable to Hillshire Brands was determined, it was adjusted to reflect the 1-for-5 reverse stock split.*

The quarterly financial data shown above includes the impact of significant items. Significant items may include, but are not limited to: charges for exit activities; restructuring costs; spin-off costs; impairment charges; pension partial withdrawal liability charges; benefit plan curtailment gains and losses; tax charges on deemed repatriated earnings; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations. Further details of these items are included in the Financial Review section of the Annual Report.

Refer to Note 1 – Nature of Operations and Basis of Presentation, for information regarding financial statement corrections recorded in the third quarter of 2013.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE HILLSHIRE BRANDS COMPANY

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of The Hillshire Brands Company and its subsidiaries at June 29, 2013 and June 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Chicago, Illinois
August 23, 2013

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15f and 15d-15f under the Securities Exchange Act of 1934, as amended. The company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management has assessed the effectiveness of its internal control over financial reporting as of June 29, 2013. In making this assessment, the company used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring of controls. The company's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting.

Based on the company's assessment, management has concluded that, as of June 29, 2013, the company's internal control over financial reporting was effective.

The effectiveness of the company's internal control over financial reporting as of June 29, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report that appears herein.



Sean M. Connolly
President and
Chief Executive Officer



Maria Henry
Executive Vice President,
Chief Financial Officer



William J. Kelley, Jr.
Senior Vice President,
Controller and
Chief Accounting Officer

PERFORMANCE GRAPH


Hillshire Brands
S&P Midcap 400
S&P Packaged Foods & Meats
$250
$200
$150
$100
$50
$0

	2008	2009	2010	2011	2012	2013
Hillshire Brands	$100.00	$82.35	$124.72	$177.08	$193.86	$224.93
S&P Midcap 400	$100.00	$71.98	$ 89.92	$125.33	$122.41	$153.24
S&P Packaged Foods & Meats	$100.00	$93.13	$113.57	$140.82	$154.18	$196.54

$100 invested on 06/28/08 in stock or 6/30/08 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL STOCKHOLDER RETURN

The above graph compares the five-year cumulative total returns of The Hillshire Brands Company, the S&P Midcap 400 Index and S&P Packaged Foods & Meats Index. Hillshire Brands uses the S&P Packaged Foods & Meats Index to represent a comparable peer group. As of June 29, 2013, the index was comprised of the following companies: Campbell Soup Company, ConAgra Foods Inc., General Mills, Inc., Hershey Foods Corporation, Hormel Foods Corporation, Kellogg Company, Kraft Foods Group Inc., McCormick & Company Inc., Mead Johnson & Company, Mondelez International Inc., The JM Smucker Company, and Tyson Foods Inc.

The returns for periods prior to Sara Lee's spin-off of D.E. MASTER BLENDERS 1753 N.V. in June 2012 were calculated as follows: Hillshire Brands' percentage of market equity value at the time of Sara Lee's spin-off of D.E. MASTER BLENDERS 1753 N.V. was multiplied by Sara Lee's trading price at the beginning of the investment period. That same percentage was also used to calculate the dividends received, as well as the share price at which those dividends were reinvested.

BOARD OF DIRECTORS

Christopher B. Begley, 61 ★▲◆
Chairman
The Hillshire Brands Company
Retired Executive Chairman
Hospira, Inc.
Director since 2006

Sean M. Connolly, 48 ★
President and
Chief Executive Officer
The Hillshire Brands Company
Director since 2012

Todd A. Becker, 47 ▲
President and
Chief Executive Officer
Green Plains Renewable Energy, Inc.
Director since 2012

Ellen L. Brothers, 57 ●
Retired Executive Vice President
Mattel, Inc.
Director since 2012

Virgis W. Colbert, 73 ◆●
Retired Executive Vice President
Miller Brewing Company
Director since 2006

Laurette T. Koellner, 58 ★▲◆
Executive Chairman
International Lease Finance
Corporation
Director since 2003

Craig P. Omtvedt, 63 ▲
Retired Senior Vice President
and Chief Financial Officer
Fortune Brands, Inc.
Director since 2012

Sir Ian Prosser, 70 ★▲◆
Retired Chairman
InterContinental
Hotels Group PLC
Director since 2004

Jonathan P. Ward, 59 ★◆●
Operating Partner
Kohlberg & Co.
Director since 2005

James D. White, 52 ●
Chairman of the
Board of Directors,
President and
Chief Executive Officer
Jamba, Inc.
Director since 2012

★ Executive Committee
▲ Audit Committee
◆ Corporate Governance, Nominating and Policy Committee
● Compensation and Employee Benefits Committee

Red symbol indicates committee chair

SENIOR CORPORATE OFFICERS

Sean M. Connolly, 48
President and
Chief Executive Officer

Maria Henry, 47
Executive Vice President,
Chief Financial Officer

Andrew P. Callahan, 47
Executive Vice President,
President, Retail

Thomas P. Hayes, 48
Executive Vice President,
Chief Supply Chain Officer

Kent B. Magill, 60
Executive Vice President,
General Counsel and
Corporate Secretary

Donald C. Davis, 52
Senior Vice President,
President, Foodservice

Sally Grimes, 42
Senior Vice President,
Chief Innovation Officer

Mary Oleksiuk, 51
Senior Vice President,
Chief Human Resource Officer

Brian C. Davison, 47
Senior Vice President,
Corporate Strategy and
Development

Jeff W. George, 48
Senior Vice President,
Research & Development

Jonathan J. Harris, 45
Senior Vice President,
Chief Communications Officer

William J. Kelley, Jr., 49
Senior Vice President,
Controller and
Chief Accounting Officer

Sean Reid, 46
Senior Vice President,
Chief Customer Officer

As of September 1, 2013

CORPORATE INFORMATION

The Hillshire Brands Company's 2013 annual report and proxy statement together contain substantially all the information presented in the corporation's annual report on Form 10-K filed with the Securities and Exchange Commission. Individuals interested in receiving the Form 10-K, investor packets or other corporate literature, as well as our latest quarterly earnings announcement, via first-class mail should call or write the Investor Relations Department. This information, as well as all materials that we file electronically with the Securities and Exchange Commission, is also made available free of charge on our website, www.hillshirebrands.com.

The Hillshire Brands Company
Investor Relations Department
400 S. Jefferson Street
Chicago, Illinois 60607
Email: investor.relations@hillshirebrands.com
Web site: www.hillshirebrands.com/InvestorRelations.aspx

INVESTOR INQUIRIES

Securities analysts, portfolio managers and representatives of financial institutions seeking information about the corporation should contact Investor Relations at: 312.614.8100.

STOCKHOLDER INQUIRIES

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address, dividend payments, direct stock purchase and dividend reinvestment should contact our transfer agent and registrar, Computershare.

COMPUTERSHARE

250 Royall Street
Canton, MA 02021

Toll free number: 1.888.422.9881
International: 1.201.680.6678
TDD: 1.800.231.5469
Email: shareholders@hillshirebrands.com

2013 ANNUAL MEETING OF STOCKHOLDERS

Thursday, October 24, 2013
Breakfast: 8:00 – 9:15 a.m. CDT
Meeting: 9:30 a.m. CDT
The Westin Chicago Northwest
400 Park Boulevard
Itasca, Illinois 60143

STOCK LISTING

The Hillshire Brands Company's common stock is listed under the symbol HSH on the New York, Chicago and London stock exchanges.

DIVIDENDS

The Hillshire Brands Company plans to continue to pay quarterly dividends on its common stock. Three quarterly dividends were paid during fiscal 2013.

DIVIDEND REINVESTMENT

Stockholders are invited to participate in The Hillshire Brands Company Direct Investment Plan. Our Plan provides a convenient and economical way to purchase, reinvest dividends and invest additional cash amounts in Hillshire Brands common stock. A complete Plan Prospectus as well as other stockholder information can be found on our website at www.hillshirebrands.com (Investor Relations/Shareholder Information/Account Access) or you can request further information by contacting Computershare at:

Toll free: 1.888.422.9881
International: 1.201.680.6678
TDD: 1.800.231.5469.

HILLSHIRE BRANDS AND SUSTAINABILITY

For information about The Hillshire Brands Company's sustainability program and to review the sustainability reports, please visit our corporate Web Site at: www.hillshirebrands.com/sustainability.aspx.

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The Hillshire Brands Company 400 S. Jefferson Street, Chicago, IL 60607 P: (312) 614-6000 W: www.hillshirebrands.com